UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Alder BioPharmaceuticals, Inc.

(Name of Subject Company)

Alder BioPharmaceuticals, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

014339105

(CUSIP Number of Class of Securities)

Robert Azelby

President and Chief Executive Officer

11804 North Creek Parkway South

Bothell, Washington 98011

(425) 205-2900

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Graham Robinson

Laura Knoll

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street, 23rd Floor

Boston, Massachusetts 02116

(617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Alder BioPharmaceuticals, Inc., a Delaware corporation (“Alder”). The address of Alder’s principal executive office is 11804 North Creek Parkway South, Bothell, Washington 98011, and its telephone number is (425) 205-2900.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is Alder’s common stock, par value $0.0001 per share. As of the close of business on September 20, 2019, there were 83,836,702 shares of common stock issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The name, business address and business telephone number of Alder, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in “Item 1. Subject Company Information — Name and Address.”

Tender Offer

This Schedule 14D-9 relates to a tender offer by Violet Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of H. Lundbeck A/S, a Danish aktieselskab (“Lundbeck”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Alder for (i) $18.00 per Share, net to the seller in cash (the “Closing Amount”), without interest, plus (ii) one (1) contingent value right per Share (a “CVR”), which represents the right to receive $2.00 per Share (the “Milestone Payment”), net to the seller in cash, without interest, at the time provided in the Contingent Value Rights Agreement (the “CVR Agreement”) (the Closing Amount plus one (1) CVR collectively, the “Offer Price”), and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 23, 2019 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Lundbeck and Purchaser with the Securities and Exchange Commission (the “SEC”) on September 23, 2019. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being mailed to Alder’s stockholders together with this Schedule 14D-9.

The Offer is being made pursuant to an Agreement and Plan of Merger (as it may be amended or supplemented, the “Merger Agreement”), dated September 16, 2019, among Alder, Purchaser, Lundbeck and Lundbeck LLC, a Delaware limited liability company and an indirectly wholly owned subsidiary of Lundbeck (“Payor”), pursuant to which, among other matters, after the completion of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into Alder (the “Merger”) pursuant to Section 251(h) of the General Corporation Law of the state of Delaware, as amended (the “DGCL”), with Alder continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of Lundbeck, without a meeting or vote of stockholders of Alder. At the effective time of the Merger (the “Effective Time”), the Shares not tendered pursuant to the Offer (other than (i) Shares held by Alder (or in Alder’s treasury), (ii) Shares held by Lundbeck, Purchaser or any subsidiary of Lundbeck or (iii) by stockholders of Alder who have perfected their statutory rights of appraisal under DGCL (collectively, the “Excluded Shares”)) will each be converted into the right to receive the Closing Amount plus one (1) CVR (the “Merger Consideration”), in each case without any interest thereon and subject to any withholding of taxes. The treatment of equity awards under Alder’s benefit plans, including stock options, is discussed below in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements Between Alder and its Executive Officers, Directors and Affiliates.” A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) that there shall have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares, if any, beneficially owned by Lundbeck and affiliated entities, represent at least one more Share than 50% of the sum of (A) the total number of Shares outstanding at the time of the expiration of the Offer, plus (B) the total number of Shares that Alder is required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities for which the holder has, by the time of the expiration of the Offer, elected to convert, settle, exchange or exercise or for which the conversion, settlement, exchange or exercise date has already occurred by the time of the expiration of the Offer (but without duplication) (the “Minimum Condition”); (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and receipt of merger control clearance, or confirmation that no merger control filing is required, from the competition authorities in Austria and Germany; and (iii) those other conditions set forth in Annex I to the Merger Agreement and further summarized in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”).

The Offer will initially expire at one minute after 11:59 p.m. Eastern Time on the date that is twenty (20) business days following the commencement of the Offer, unless otherwise agreed to in writing by Lundbeck and Alder. The expiration date may be extended: (i) if, as of the then-scheduled expiration date, any Offer Condition is not satisfied and has not been waived by Purchaser, Payor or Lundbeck, to the extent waivable, Lundbeck, Purchaser and Payor may, in their sole discretion (and without the consent of Alder or any other person), extend the Offer on one or more occasions, for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied; (ii) Purchaser will, and Lundbeck will cause Purchaser to, extend the Offer from time to time for: (A) any period required by any applicable securities law, rule or regulation, or any interpretation or position of the SEC, the staff thereof or Nasdaq applicable to the Offer, and (B) periods of up to ten (10) business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any foreign antitrust or competition-related legal requirement shall have expired or been terminated; and (iii) if, as of the then-scheduled expiration date, any Offer Condition is not satisfied and has not been waived, at the request of Alder, Purchaser will, and Lundbeck will cause Purchaser to, extend the Offer on one or more occasions for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied. In no event will Lundbeck, Payor or Purchaser: (i) be required to extend the Offer beyond the earlier to occur of the valid termination of the Merger Agreement and December 31, 2019 (such earlier occurrence, the “Extension Deadline”); (ii) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Alder; or (iii) be required to extend the Offer beyond the then-existing expiration date for more than three (3) consecutive additional periods not to exceed an aggregate of thirty (30) business days, with each such period being ten (10) business days unless Alder agrees otherwise, if, as of the applicable expiration date, all of the Offer Conditions are satisfied or have been waived other than the Minimum Condition and conditions that by their nature are to be satisfied at the expiration of the Offer. Subject to the valid termination of the Merger Agreement in compliance with its terms, Purchaser will not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline without the prior written consent of Alder.

As set forth in the Schedule TO, the address of the principal executive office of each of Lundbeck, Purchaser and Payor is Ottiliavej 9, DK-2500 Valby, Copenhagen, Denmark. The telephone number of each of Lundbeck, Purchaser and Payor is +45 36 30 13 11.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of Alder, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Alder or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) Lundbeck, Purchaser, Payor or their respective executive officers, directors or affiliates, on the other hand. The board of directors of Alder (the “Alder Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Arrangements with Lundbeck and Purchaser and Their Affiliates

Merger Agreement

On September 16, 2019, Alder, Lundbeck, Payor and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase, and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.

The Merger Agreement governs the contractual rights among Alder, Lundbeck, Payor and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide Alder’s stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by Alder to Lundbeck, Payor and Purchaser and representations and warranties made by Lundbeck, Payor and Purchaser to Alder. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about Alder, Lundbeck or Purchaser in Alder’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in a confidential disclosure schedule provided by Alder to Lundbeck, Payor and Purchaser in connection with the signing of the Merger Agreement. This disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among Alder, Lundbeck, Payor and Purchaser, rather than establishing matters of fact. Additionally, such representations and warranties may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Alder, Lundbeck, Payor or Purchaser. Alder’s stockholders are not third-party beneficiaries of the Merger Agreement, except with respect to their right to receive the Offer Price following the time Purchaser accepts for payment Shares tendered and not validly withdrawn pursuant to the Offer (the “Offer Acceptance Time”) or to receive the Merger Consideration at and after the Effective Time, and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Alder, Lundbeck, Payor, Purchaser or any of their respective subsidiaries or affiliates. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Alder’s or Lundbeck’s public disclosure.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Tender and Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, certain stockholders (each a “Tendering Stockholder”), including certain executive officers and all of Alder’s directors, entered into the Tender and Support Agreement (the “Tender Agreement”) with Lundbeck and Purchaser, pursuant to which each Tendering Stockholder agreed, among other things, to tender his, her or its Shares pursuant to the Offer and, if necessary, vote his, her or its Shares (i) for the adoption of the Merger Agreement if required; (ii) against any action or agreement that is intended or would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Alder contained in the Merger Agreement, or of any Tendering Stockholder contained in the Tender Agreement, or would result in any of the conditions to the Offer or the Merger not being timely satisfied; (iii) against any change in the Alder Board; (iv) against any Acquisition Proposal (as defined in the Merger Agreement); (v) against any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Alder (other than the Merger); (vi) against any sale, lease, license or transfer of a material amount of the business or assets, or any reorganization, recapitalization or liquidation, of Alder and its subsidiaries; (vii) against any change in the present authorized capitalization of Alder or any amendment or other change to Alder’s certificate of incorporation, bylaws and any other charter and organizational documents, including any amendment that would authorize any additional shares or classes of shares of capital stock or change in any manner the rights and privileges, including voting rights, of any class of Alder’s capital stock; and (viii) against any other plan, proposal, arrangement, action, agreement or transaction involving Alder or its subsidiaries that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement (the “Transactions”).

As of September 12, 2019, approximately 9.9% of the outstanding Shares are subject to the Tender Agreement. The Tender Agreement terminates in the event that the Merger Agreement is terminated.

The foregoing summary and description of the material terms of the Tender Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Tender Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Nondisclosure Agreement

Lundbeck and Alder entered into a nondisclosure agreement, effective January 9, 2019 (the “Nondisclosure Agreement”), in connection with Lundbeck’s consideration of a possible business opportunity with Alder. Under the terms of the Nondisclosure Agreement, each party agreed, subject to certain exceptions, to keep confidential certain confidential or nonpublic information relating to the other, including the existence and content of any discussions in connection with a possible transaction, for a period lasting five (5) years from the date of the Nondisclosure Agreement. Lundbeck also agreed to abide by a standstill provision for a period of three (3) years, which standstill restrictions can be waived at the invitation or approval of the Alder Board. On April 17, 2019, Alder waived the provisions of the Nondisclosure Agreement that required Lundbeck to receive an invitation before making a private acquisition proposal to the Alder Board. On September 13, 2019, Alder and Lundbeck amended the Nondisclosure Agreement to expand the purpose of the information disclosed under the Nondisclosure Agreement to include a possible business combination. For further discussion, see “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger.”

The foregoing summary and description of the material terms of the Nondisclosure Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Nondisclosure Agreement, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Class A-1 Convertible Preferred Stock; Company Warrant; 2025 Notes

As disclosed in Alder’s 2018 annual proxy filed with the SEC on April 30, 2019, on January 7, 2018, Alder entered into a Preferred Stock Purchase Agreement (the “Preferred Purchase Agreement”) with certain institutional and other accredited investors affiliated with or managed by Redmile Group, LLC (collectively, the “Buyers”). Pursuant to the Preferred Purchase Agreement, on January 12, 2018, Alder sold to the Buyers in a private placement 725,268 shares of Class A-1 Convertible Preferred Stock (the “Preferred Shares”) at $137.88 per share (the “Initial Purchase Price”) for net proceeds to the Company of approximately $97.7 million, after deducting fees and applicable expenses. In addition, pursuant to the Preferred Purchase Agreement, in the event a deemed liquidation event occurs within twenty-four (24) months of the date of the Preferred Purchase Agreement, Alder will issue the Buyers (or their designees or assignees) a warrant to purchase an aggregate of 75,000 shares of convertible preferred stock at a purchase price per share equal to the Initial Purchase Price (share number and exercise price each subject to adjustment for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction) (the “Company Warrant”). The consummation of the Offer and the Merger will constitute such a deemed liquidation event. The Preferred Purchase Agreement and Alder’s right to sell an additional $150 million of convertible preferred stock terminated on February 1, 2018 upon the closing of Alder’s underwritten public offering (the “Notes Offering”) of 2.5% convertible senior notes due 2025 (the “2025 Notes”) and no additional shares will be issued under the Preferred Purchase Agreement, except in the event that the Company Warrant is issued and/or exercised. On February 26, 2019, Alder entered into a Common Stock Purchase Agreement (the “Common Purchase Agreement”) with the Buyers. Pursuant to the Common Purchase Agreement, on March 4, 2019, Alder sold to the Buyers in a private placement 1,739,130 shares of Common Stock. Redmile Group, LLC also holds 6,505,766 shares of Common Stock acquired in open market purchases.

As a result of the consummation of the Offer and the Merger, in accordance with the indenture governing the 2025 Notes, holders of the 2025 Notes who surrender their 2025 Notes for conversion “in connection” with the consummation of the Offer and the Merger will be entitled to convert their 2025 Notes at an increased conversion rate based on the effective date of the Merger and the average of the last reported sale prices of Alder’s common stock over the five (5) consecutive trading day period ending on, and including, the trading day immediately preceding the effective date of the Merger. Private investment vehicles and separately managed accounts for which Redmile Group, LLC is the investment manager/adviser purchased $25 million aggregate principal amount of the 2025 Notes in the Notes Offering.

Arrangements Between Alder and its Executive Officers, Directors and Affiliates

Certain of Alder’s executive officers and directors have financial interests in the Transactions that are different from, or in addition to, the interests of holders of Shares generally. The Alder Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions, as more fully discussed below in “Item 4. The Solicitation or Recommendation — Recommendation of the Alder Board” and “Item 4. The Solicitation or Recommendation — Reasons for the Recommendation.”

For further information with respect to the arrangements between Alder and its named executive officers, see the information included under “Item 8. Additional Information — Golden Parachute Compensation” (which is hereby incorporated into this Item 3 by reference).

Alder’s current executive officers are as follows:

Name	Position
Robert W. Azelby	President and Chief Executive Officer
Carlos E. Campoy	Chief Financial Officer
Nadia Dac	Chief Commercial Officer
Erin M. Lavelle	Chief Operating Officer
Paul Streck, M.D.	Chief Medical Officer
James B. Bucher, J.D.	Executive Vice President and General Counsel
Jeffrey T.L. Smith, M.D., FRCP	Managing Director of Alder BioPharmaceuticals Limited
Randal A. Hassler	Executive Vice President, Pharmaceutical Operations

Also included in the below discussion are the following four former executive officers of Alder who were each a “named executive officer” for purposes of the Definitive Proxy Statement on Schedule 14A, filed by Alder on April 30, 2019:

•	Paul B. Cleveland, Interim President and Chief Executive Officer from March 15, 2018 through June 13, 2018. Mr. Cleveland continues to serve on the Alder Board.

•	Randall C. Schatzman, Ph.D., President and Chief Executive Officer and Director through March 15, 2018.

•	Elisabeth A. Sandoval, Alder’s former Chief Commercial Officer and Executive Vice President of Corporate Strategy. Ms. Sandoval’s employment with Alder terminated on March 31, 2018.

•	Larry K. Benedict, Alder’s former Principal Financial Officer. Mr. Benedict retired from Alder on May 3, 2019.

Treatment of Equity Awards in the Transactions

The Merger Agreement provides that, at the Effective Time, subject to any required withholding taxes, each compensatory option to purchase Shares (a “Company Option”) that is then outstanding and unexercised whether or not vested, and has a per Share exercise price that is less than $18.00 (each, an “In the Money Option”), will be cancelled and converted into the right to receive both (i) a cash payment equal to (A) the excess of (x) $18.00 over (y) the exercise price payable per Share under such In the Money Option, multiplied by (B) the total number of Shares subject to such In the Money Option immediately prior to the Effective Time (without regard to vesting) and (ii) one (1) CVR for each Share subject to such In the Money Option immediately prior to the Effective Time (without regard to vesting).

The Merger Agreement also provides that, at the Effective Time, each Company Option other than an In the Money Option that is then outstanding and unexercised, whether or not vested (each, an “Out of the Money Option”), will be cancelled and converted into the right to receive a cash payment, if any, from Lundbeck with respect to each Share subject to the Out of the Money Option upon the Milestone Payment Date (as defined in the CVR Agreement) occurring pursuant to the CVR Agreement, equal to the amount by which the amount payable under the CVR plus $18.00 exceeds the exercise price payable per Share under such Out of the Money Option multiplied by the applicable number of Shares subject to the Out of the Money Option. Any Out of the Money Options with an exercise price payable per Share equal to or greater than $20.00 will be cancelled at the Effective Time without any consideration payable in respect thereof.

The Merger Agreement provides that, subject to any required withholding taxes, at the Effective Time, each time-based restricted stock unit with respect to Shares (each a “Company RSU”) that is then outstanding, whether or not vested, will be cancelled and the holder will be entitled to receive (i) a cash payment equal to the product of (A) $18.00 and (B) the number of Shares subject to such Company RSU and (ii) one (1) CVR for each Share subject to such Company RSU immediately prior to the Effective Time.

The Merger Agreement provides that, subject to any required withholding taxes, at the Effective Time, each performance-based restricted stock unit with respect to Shares (a “Company PSU”) that is then outstanding, whether or not vested, will be cancelled and the holder will be entitled to receive (i) a cash payment equal to the product of (A) $18.00 and (B) the number of Shares subject to such Company PSU immediately prior to the Effective Time (determined at the maximum level of performance) and (ii) one (1) CVR for each Share subject to such Company PSU immediately prior to the Effective Time (determined at the maximum level of performance).

The following table sets forth, for each of our executive officers and the members of the Alder Board, (i) the number of vested and unvested In the Money Options held as of September 16, 2019, and (ii) the estimated cash consideration payable (on a pre-tax basis) in respect thereof, calculated by multiplying the excess of $18.00 over the exercise price of such In the Money Options by the total number of Shares subject to such In the Money Options, assuming that the Effective Time occurs on October 31, 2019. Each Share subject to an In the Money Option will also entitle the holder to receive one (1) CVR, with the total number of CVRs each individual is entitled to receive with respect to his or her Company Options reflected in the table below. Each applicable Out of the Money Option will be eligible for a cash payment (deducting the applicable exercise price) as if the holder received one (1) notional (or “phantom”) CVR for each Share subject to any applicable Out of the Money Option. For purposes of this table, the cash value that is assigned to each CVR is $2.00 (or a portion thereof in the case of CVR-related payments in respect of Out of the Money Options), which is the maximum (and only) amount payable under a CVR.

Name of Executive Officer or Director	Number of Shares Subject to Vested In the Money Options (#)	Cash Consideration for Vested In the Money Options ($)	Number of Shares Subject to Unvested In the Money Options (#)	Cash Consideration for Unvested In the Money Options ($)	Number of CVRs Issued in Respect of In the Money Options (#)	Maximum Cash Payment for CVRs Issued in Respect of In the Money Options ($)	Number of Phantom CVRs in Respect of Out of the Money Options (#)	Maximum Cash Payment for Phantom CVRs in Respect of Out of the Money Options ($)
Robert W. Azelby	462,500	832,500	1,192,500	3,257,500	1,655,000	3,310,000	—	—
Paul B. Cleveland	115,000	621,500	22,500	157,275	137,500	275,000	—	—
Randall C. Schatzman	489,695	4,476,407	—	—	489,695	979,390	—	—
Carlos Campoy	—	—	270,000	1,755,000	270,000	540,000	—	—
Larry K. Benedict	—	—	—	—	—	—	—	—
Erin M. Lavelle	106,250	366,563	343,750	1,268,438	450,000	900,000	—	—
Elisabeth A. Sandoval	—	—	—	—	—	—	—	—
James B. Bucher	44,480	241,578	265,520	1,198,622	310,000	620,000	—	—
Other Executive Officers as a group (4)	297,820	2,121,996	893,541	3,987,601	1,191,361	2,382,722	—	—
Paul R. Carter	30,000	54,000	22,500	157,275	52,500	105,000	—	—
Wendy L. Yarno	30,000	54,000	22,500	157,275	52,500	105,000	30,000	7,500
Jeremy C. Green	25,000	85,500	42,500	253,275	67,500	135,000	—	—
Heather Preston	15,000	16,500	—	—	15,000	30,000	—	—
Clay B. Siegall	61,815	488,784	22,500	157,275	84,315	168,630	—	—
A. Bruce Montgomery	61,816	491,948	22,500	157,275	84,316	168,632	—	—

As of September 16, 2019, Mr. Azelby held 15,000 Company RSUs with a cash consideration of $270,000 payable (on a pre-tax basis), calculated by multiplying the number of Shares subject to such Company RSU by $18.00, assuming that the Effective Time occurs on October 31, 2019. Each Share subject to a Company RSU will also entitle Mr. Azelby to receive one (1) CVR, with the total number of 15,000 CVRs with a maximum cash amount payable of $30,000 based on each CVR at $2.00, which is the fixed amount payable under a CVR. No other executive officers or members of the Alder Board hold any Company RSUs.

The following table sets forth, for each of our executive officers and the members of the Alder Board, (i) the number of Company PSUs held as of September 16, 2019 (determined at the maximum level of performance), and (ii) the cash consideration payable (on a pre-tax basis) in respect thereof, calculated by multiplying the number of Shares subject to such Company PSU by $18.00, assuming that the Effective Time occurs on October 31, 2019, and determined at the maximum level of performance. Each Share subject to a Company PSU will also entitle the holder to receive one (1) CVR, with the total number of CVRs each individual is entitled to receive with respect to his or her Company PSUs reflected in the table below (determined at the maximum level of performance). For purposes of this table, the cash value that is assigned to each CVR is $2.00, which is the fixed amount payable under a CVR.

Name of Executive Officer or Director	Number of Shares Subject to Company PSUs (#)	Cash Consideration for Company PSUs ($)	Number of CVRs Issued in Respect of Company PSUs (#)	Maximum Cash Payment for CVRs Issued in Respect of Company PSUs ($)
Robert W. Azelby	—	—	—	—
Paul B. Cleveland	—	—	—	—
Randall C. Schatzman	—	—	—	—
Carlos Campoy	—	—	—	—
Larry K. Benedict	—	—	—	—
Erin M. Lavelle	11,684	210,312	11,684	23,368
Elisabeth A. Sandoval	—	—	—	—
James B. Bucher	15,619	281,142	15,619	31,238
Other Executive Officers as a group (4)	30,576	550,368	30,576	61,152

Treatment of Purchase Rights under the Company ESPP

Messrs. Bucher and Streck, together with other eligible employees, participate in the Company 2014 Employee Stock Purchase Plan (the “Company ESPP”). The Company ESPP provides for offering periods of up to twenty-seven (27) months in duration. Each offering period is comprised of four (4) consecutive purchase periods that begin on December 1 and June 1 of each year. Participants enrolled in an offering period will continue in that offering period until the earlier of the end of the offering period or the reset of the offering period. A reset occurs if the fair market value of the Shares on any purchase date is less than it was on the first day of the offering period. Participants in an offering period will be granted the right to purchase Shares at a price per share that is 85% of the lesser of the fair market value of the shares at (i) the first day of the offering period or (ii) the end of each purchase period within the offering period. A maximum of 2,000 Shares may be purchased by each participant at each of four (4) purchase dates during the offering period. The offering period in effect as of the date of the filing of this Schedule 14D-9 is scheduled to end on May 31, 2021 (the “Current Offering Period”) and the purchase date in effect as of the date of the filing of this Schedule 14D-9 is scheduled to end on November 30, 2019 (the “Scheduled Purchase Date”).

Pursuant to the terms of the Merger Agreement, Alder is required take all actions necessary pursuant to the terms of the Company ESPP to provide that (i) no new offering period will be commenced following September 16, 2019, under the Company ESPP, (ii) each purchase right issued pursuant to the Company ESPP will be fully exercised not later than five (5) business days prior to the Effective Time (the “Final Exercise Date”) and (iii) the Company ESPP will terminate immediately prior to the Offer Acceptance Time and no further rights will be granted or exercised under the Company ESPP thereafter.

Therefore, if the Scheduled Purchase Date occurs five (5) or more business days prior to the Effective Time, the final purchase of Shares under the Company ESPP will occur on the Scheduled Purchase Date at a per Share purchase price equal to the lower of (i) $9.20 (85% of the closing stock price on June 1, 2019, the first trading day of the Current Offering Period) and (ii) 85% of the closing stock price on the Scheduled Purchase Date. If the Effective Time occurs on or prior to the Scheduled Purchase Date, the final purchase of Shares under the Company ESPP will occur on the Final Exercise Date and, with respect to each participant who has not withdrawn from the Company ESPP prior to the Final Exercise Date, Alder will apply such participant’s accumulated contributions to the purchase of Shares at a per share price equal to the lower of (i) $9.20 (85% of the closing stock price on June 1, 2019, the first trading day of the Current Offering Period) and (ii) 85% of the closing stock price on the Final Exercise Date.

Severance Plan

Alder sponsors the Executive Severance Benefit Plan (the “Severance Plan”) in which all current executive officers participate. The Severance Plan provides that upon a participant’s separation from service due to (i) a dismissal or discharge by Alder or an affiliate for any reason other than death, disability or cause or (ii) a resignation for good reason, either of which occurs following the Effective Time but prior to January 1, 2021, the participant will receive the severance payments and benefits as described below.

Upon the execution (and nonrevocation) of a release of claims, the participant will be entitled to receive the following:

•	a cash lump sum severance equal to the product of (i) the sum of the participant’s monthly base salary and monthly annual target bonus and (ii) the participant’s severance multiplier; and

•

payment of the COBRA premiums for the participant and his or her eligible dependents until the earliest to occur of (i) the end of the number of months based on the participant’s severance multiplier, (ii) the date on which the participant becomes eligible for coverage under the group health insurance plans of a subsequent employer and (iii) the date on which the participant is no longer eligible for continuation coverage under COBRA.

Alder is party to a preexisting offer letter with Mr. Azelby that provides that Mr. Azelby’s severance multiplier under the Severance Plan is twenty-four (24) months. In addition, in connection with the transactions contemplated under the Merger Agreement and subject to each participant’s execution of an enhanced non-competition covenant and agreement, the Severance Plan will be amended prior to the Effective Time to provide a severance multiplier of eighteen (18) months for Messrs. Campoy, Bucher and Hassler, Mss. Dac and Lavelle and Drs. Streck and Smith.

Pursuant to the terms of the Severance Plan, if the payments or benefits the participant receives in connection with the Transactions would constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code (the “Code”) and are subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then the payments and benefits will be either (i) the largest portion of the payment that would result in no portion of the payment being subject to the excise tax or (ii) the largest portion, up to and including the total, of the payment, whichever amount ((i) or (ii)), after taking into account all applicable taxes, including Excise Tax, results in the participant’s receipt, on an after-tax basis, of the greatest economic benefit notwithstanding that all or some portion of the payment may be subject to the Excise Tax.

The estimated value of severance payments and benefits for Messrs. Azelby, Campoy and Bucher and Ms. Lavelle is set forth below in the tables entitled “Golden Parachute Compensation” under “Item 8. Additional Information — Golden Parachute Compensation — Information Regarding Golden Parachute Compensation.” Based on the same assumptions set forth in the tables entitled “Golden Parachute Compensation” under “Item 8. Additional Information — Golden Parachute Compensation — Information Regarding Golden Parachute Compensation,” with respect to Ms. Dac, Mr. Hassler and Drs. Streck and Smith, the estimated aggregate cash severance payment, as a group, is $3,698,579 and the estimated aggregate payment of COBRA premiums, as a group, is $160,152.

Excise Tax Reimbursement Arrangement

In connection with the Transactions contemplated by the Merger Agreement, the Alder Board approved for Mr. Azelby, subject to Mr. Azelby’s execution of an enhanced non-competition covenant, the reimbursement for any excise taxes incurred under Section 4999 of the Code in connection with the transactions so that on a net after-tax basis he would be in the same position as if no such excise tax had applied to him. As of the date of this Schedule 14D-9, it is expected no excise tax reimbursement will be payable to Mr. Azelby, even if he experiences a qualifying termination of employment at the Effective Time. However, the actual amount of the excise tax reimbursement for Mr. Azelby, if any, will not be determinable until after the consummation of the transactions.

2019 Annual Bonus

With respect to Alder’s 2019 fiscal year, Alder may, prior to the Offer Acceptance Time, pay annual bonuses with respect to such fiscal year at the level determined by the Alder Board pursuant to and in accordance with the terms of the bonus plan (the “2019 Annual Bonus”).

The estimated value of the 2019 Annual Bonus for Messrs. Azelby, Campoy and Bucher and Ms. Lavelle is set forth below in the tables entitled “Golden Parachute Compensation” under “Item 8. Additional Information — Golden Parachute Compensation — Information Regarding Golden Parachute Compensation.” Based on the same assumptions set forth in the tables entitled “Golden Parachute Compensation” under “Item 8. Additional Information — Golden Parachute Compensation — Information Regarding Golden Parachute Compensation,” with respect to Ms. Dac, Mr. Hassler and Drs. Streck and Smith, the estimated aggregate 2019 Annual Bonuses, as a group, is $721,098.

Advances

Alder is party to preexisting offer letters with Mr. Streck and Ms. Dac that provide for certain advances. The advances must be repaid if Alder terminates his or her employment for cause or if the executive officer resigns without good reason prior to the twenty-four (24) month anniversary from his or her start date at Alder. Upon a termination of employment by Alder without cause or upon the executive officer’s resignation of employment for good reason, the advances will vest and no longer be required to be repaid. Mr. Streck’s start date with Alder was January 22, 2019, and Ms. Dac’s start date with Alder was April 8, 2019, and the aggregate amount of those advances is $200,000.

Cash Retention Program

In connection with the transactions contemplated under the Merger Agreement, prior to the Effective Time, Alder may establish a cash retention program for eligible employees of Alder, including the current executive officers other than Mr. Azelby. Allocations under the cash retention program will be agreed as between Alder and Lundbeck prior to being finalized. As of the date of the filing of this Schedule 14D-9, no retention awards have been made to any executive officer of Alder.

Lundbeck Post-Effective Time Covenants

Pursuant to the Merger Agreement, Lundbeck has agreed that for a period of one (1) year following the Effective Time (the “Continuation Period”), each employee of Alder or its subsidiaries who remains employed following the Effective Time (each, a “Continuing Employee”) will be provided with (i) a base salary or wage rate that is no less than that provided to such Continuing Employee immediately prior to the Effective Time, (ii) short-term cash incentive compensation opportunities (excluding equity based compensation and any retention or other special or non-recurring bonus or incentive award) that are no less favorable, in the aggregate, than those to such Continuing Employee immediately prior to the Effective Time and (iii) other compensation and employee benefits (other than equity-based benefits, individual employment agreements and any retention or other special or non-recurring bonus or incentive awards) that, in the aggregate, are no less favorable than those provided to such Continuing Employee immediately prior to the Effective Time. In addition, Lundbeck will provide each Continuing Employee who experiences a termination of employment from Lundbeck, the Surviving Corporation or any of their respective affiliates during the Continuation Period with severance benefits that are no less favorable, in the aggregate, than those that would have been provided to such Continuing Employee had such termination occurred prior to the Effective Time.

Future Arrangements

It is possible that Continuing Employees, including the executive officers, will enter into new compensation arrangements with Lundbeck or its affiliates. Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of Lundbeck or retention awards. As of the date of this Schedule 14D-9, no compensation arrangements between such persons and Lundbeck and/or its affiliates have been established. Any such arrangements with Alder’s executive officers are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is consummated, if at all.

Rule 14d-10(d) Matters

The Merger Agreement provides that prior to the Offer Acceptance Time and to the extent permitted by applicable legal requirements, the compensation committee of the Alder Board (the “Compensation Committee”) will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), each agreement, arrangement or understanding between Purchaser, Alder or their respective affiliates and any of the officers, directors or employees of Alder or its subsidiaries that is effective as of the date of the Merger Agreement or is entered into after the date of the Merger Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other actions reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

Director and Officer Exculpation, Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law.

Alder’s amended and restated certificate of incorporation includes provisions that limit the liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Accordingly, Alder’s directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of the director’s duty of loyalty to Alder or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Alder’s amended and restated bylaws also provide that Alder will indemnify its directors and officers to the fullest extent permitted by Delaware law.

The Merger Agreement provides for indemnification, advancement of expenses, and exculpation from liabilities in favor of Alder’s current and former directors and officers with respect to acts or omissions occurring prior to the Effective Time (whether asserted to or claimed prior to, at or after the Effective Time). Specifically, Lundbeck has agreed that all rights to indemnification, exculpation and advancement of expenses in favor of indemnitees with respect to all matters occurring prior to or at the Effective Time will continue in full force and effect for a period of six (6) years from the Effective Time.

In addition, for a period of six (6) years from the Effective Time, Lundbeck has agreed that it will cause the Surviving Corporation and its subsidiaries to indemnify and hold harmless each individual who is as of the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or officer of Alder or who is as of the date of the Merger Agreement, or who thereafter commences prior to the Effective Time, serving at the request of Alder as a director or officer of another person (the “Indemnified Persons”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time, including the Merger Agreement and the Transactions), arising out of or pertaining to the fact that the Indemnified Person is or was a director or officer of Alder or its subsidiaries or is or was serving at the request of Alder or its subsidiaries as a director or officer of another person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law. The Merger Agreement provides that each Indemnified Person will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from the Surviving Corporation or its subsidiaries, as applicable, in accordance with the organizational documents and any indemnification or other similar agreements of the Surviving Corporation or its subsidiaries, as applicable, as in effect on the date of the Merger Agreement; provided that any Indemnified Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such Indemnified Person is not entitled to indemnification. The Merger Agreement further provides that the Surviving Corporation and its subsidiaries, as applicable, shall reasonably cooperate in the defense of any such matter.

Lundbeck and the Surviving Corporation have agreed to maintain in effect for a period of six (6) years after the Effective Time, in respect of facts or events occurring prior to or at the Effective Time, policies of directors’ and officers’ liability insurance covering the persons currently covered by Alder’s existing directors’ and officers’ liability insurance policies in an amount and scope at least as favorable as Alder’s policies existing on the date of the Merger Agreement; however, neither Lundbeck nor the Surviving Corporation will be required to pay with respect to such insurance policies more than 300% of the aggregate annual premium most recently paid by Alder for such insurance. In lieu of the foregoing, Alder may, at its election (and if Alder does not so elect, Lundbeck may cause the Surviving Corporation as of or after the Effective Time to), purchase a “tail” directors’ and officers’ liability insurance policy and fiduciary liability insurance policy on terms and conditions no less favorable than the directors’ and officers’ liability insurance policies in effect on the date of the Merger Agreement (with the maximum aggregate cost of such policy not to be in excess of the maximum contemplated by the preceding sentence).

The rights to advancement, exculpation and indemnification above (i) will survive the consummation of the Merger; (ii) are intended to benefit, and will be enforceable by, each indemnified or insured party (including the Indemnified Persons) and his or her heirs or representatives; and (iii) are in addition to, and not in substitution for, any other rights to indemnification, advancement of expenses, exculpation or contribution that any such person may have by contract or otherwise.

Section 16 Matters

Pursuant to the Merger Agreement, Alder and the Alder Board will take appropriate actions, to the extent necessary, prior to or as of the Offer Acceptance Time, to approve, for purpose of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition or cancellation of Shares, Company Options, Company RSUs and Company PSUs in the Merger by applicable individuals and to cause such disposition and/or cancellation to be exempt under Rule 16b-3 promulgated under the Exchange Act.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Recommendation of the Alder Board

At a meeting of the Alder Board held on September 15, 2019, the Alder Board unanimously (i) determined that the Merger Agreement, the Offer and the Merger are fair to, and in the best interest of, Alder and its stockholders; (ii) declared that it is advisable for Alder to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by Alder of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; (iv) agreed that the Merger would be effected under Section 251(h) of the DGCL; and (v) resolved to recommend that Alder’s stockholders tender their Shares pursuant to the Offer.

Accordingly, and for other reasons described in more detail below, the Alder Board unanimously recommends that Alder’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A joint press release, dated September 16, 2019, issued by Alder and Lundbeck announcing the Offer, is included as Exhibit (a)(1)(G) hereto and is incorporated herein by reference.

Background of the Offer and the Merger

Alder regularly meets with other biotechnology and pharmaceutical companies regarding a variety of potential partnerships, licensing arrangements, joint ventures, collaborations and other strategic transactions. In particular, commencing in September 2018, at the instruction of the Alder Board, management of Alder began actively exploring a potential partnership regarding the commercialization of Eptinezumab outside of the United States (the “Ex-U.S. Partnership”).

During the process of exploring the Ex-U.S. Partnership, in late 2018, Alder, led by Erin Lavelle, Chief Operating Officer, reached out to twenty-one (21) potential counterparties, including Lundbeck, on a non-confidential basis, and engaged in discussions to determine their interest in pursuing a transaction, with detailed engagement to commence at the Annual J.P. Morgan Healthcare Conference in January 2019 (the “JPM Conference”). Following this outreach, representatives of Alder met with a number of potential counterparties, including representatives of Lundbeck, at the JPM Conference to discuss interest in the Ex-U.S. Partnership. At other times during the spring of 2019, management of Alder also met in person with various potential counterparties to discuss an Ex-U.S. Partnership, which meetings afforded Alder an opportunity to gauge interest expressed by these counterparties in other potential strategic transactions. The Alder Board received periodic updates from Alder’s management regarding these meetings.

Alder entered into non-disclosure agreements with eleven (11) counterparties, including Lundbeck, in anticipation of exchanging confidential information to evaluate an Ex-U.S. Partnership. Alder entered into the Nondisclosure Agreement with Lundbeck on January 9, 2019, which contained a standstill provision. Two (2) other nondisclosure agreements entered into by Alder contained standstills which, by their terms, remain in effect following the announcement of this transaction and the execution of the Merger Agreement. One (1) of these two (2) counterparties did not pursue the Ex-U.S. Partnership after conducting preliminary due diligence investigations, and the other counterparty submitted terms for the Ex-U.S. Partnership that were not viewed as competitive by the Alder Board. Following the entry into nondisclosure agreements, Lundbeck and nine (9) other counterparties conducted due diligence investigations on Eptinezumab with respect to a potential Ex-U.S. Partnership.

On February 25, 2019, Lundbeck submitted a letter to Alder providing for a non-binding proposal for the Ex-U.S. Partnership.

On March 6, 2019, Deborah Dunsire, the Chief Executive Officer of Lundbeck, expressed to Clay Siegall, a director of Alder, while both were in attendance at an unrelated meeting, an interest in potentially discussing a broader scope transaction with Alder, noting that Lundbeck was subject to and observing a standstill provision in the Nondisclosure Agreement. In a call later that day, Dr. Siegall communicated this information to Robert Azelby, the Chief Executive Officer of Alder.

During February and March 2019, Alder received proposed term sheets from five (5) potential counterparties for the Ex-U.S. Partnership, including Lundbeck.

On March 20 and 21, 2019, representatives of Lundbeck met with representatives of Alder at Alder’s headquarters in Bothell, Washington to conduct a due diligence investigation for the Ex-U.S. Partnership.

At a meeting held on March 27, 2019, the Alder Board, together with Alder’s management, reviewed these term sheets, taking into consideration various factors that could impact the potential partnership, including such counterparty’s resources and reputation, the economic terms and the likelihood of a successful commercial launch of Eptinezumab. The Alder Board considered various strategic alternatives, including multiple potential partnership arrangements. Following discussions, the Alder Board directed management to pursue the Ex-U.S. Partnership with Lundbeck.

On April 17, 2019, following a series of discussions among members of management and the Alder Board, a representative of Alder contacted representatives of Lundbeck involved in discussing the Ex-U.S. Partnership to confirm that Alder would be open to a private proposal from Lundbeck regarding a strategic transaction having a broader scope than the Ex-U.S. Partnership delivered to Mr. Azelby.

On May 16, 2019, Ms. Dunsire had a telephone conversation with Mr. Azelby during which they discussed the status of negotiations for the Ex-U.S. Partnership. During the course of the discussion, Ms. Dunsire expressed that Lundbeck would have an interest in a broader scope strategic transaction but had certain due diligence questions.

On June 4, 2019, representatives of Lundbeck met with representatives of Alder in New York City, New York, to discuss certain threshold due diligence questions for Lundbeck to assess whether it would be interested in proposing a broader scope strategic transaction.

On June 11 and 12, 2019, representatives of Alder met with representatives of Lundbeck at Lundbeck’s headquarters in Copenhagen, Denmark and discussed the terms of the Ex-U.S. Partnership.

Over the course of April through August 2019, Alder continued to negotiate the terms of the Ex-U.S. Partnership with Lundbeck, and the proposed agreement was substantially finalized around August 2019 in order to preserve the possibility of the Ex-U.S. Partnership as a strategic alternative to the Offer and the Merger. Under the terms of the proposed agreements, Lundbeck would receive an exclusive license for the development and commercialization of Eptinezumab in markets outside the United States, and Alder would receive up to $250 million in upfront and combined milestone payments related to the filing with, and approval of Eptinezumab by, the European Medicines Agency (the “EMA”) for the preventive treatment of migraine. Alder would also be eligible to receive up to an additional $510 million upon achievement of regulatory and sales milestones, as well as double-digit royalties on ex-U.S. net sales of Eptinezumab, if approved.

On July 21, 2019, Lundbeck submitted a letter to Alder providing for a non-binding proposal to acquire all of the outstanding common stock of Alder for an aggregate price of $18.50 per Share, which consisted of upfront cash consideration of $14.00 and a contingent value right (a “CVR”) with a nominal value of up to $4.50 per share, including $1.50 for the approval of Eptinezumab by the EMA for the preventive treatment of migraine, using two concluded pivotal studies as the basis for such approval, $1.50 upon the approval of Eptinezumab by the Food and Drug Administration (the “FDA”) subject to the availability for commercial sale of specified quantities of Eptinezumab to Alder, and $1.50 upon Eptinezumab achieving annual worldwide net sales of more than $1 billion within ten (10) years following its commercialization (the “July 21 Proposal”). In the July 21 Proposal, Lundbeck indicated that it had already completed substantial due diligence in connection with the potential Ex-U.S. Partnership and any additional diligence would focus on corporate level diligence, U.S. launch readiness and interactions with the FDA, among other matters. Lundbeck also expressed its desire to execute a definitive agreement as quickly as possible. In addition, Lundbeck indicated that the July 21 Proposal was not conditioned on any financing arrangement.

On July 25, 2019, the Alder Board held a meeting by teleconference, which included senior management and representatives from Centerview Partners LLC (“Centerview”), financial advisor to Alder, and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) and Cooley LLP (“Cooley”), corporate counsel and counsel with respect to the Ex-U.S. Partnership to Alder. During the meeting, members of Alder’s management and representatives of Centerview discussed with the Alder Board various assumptions prepared by Alder’s management relating to the commercialization of Eptinezumab (which are reflected in the summarized scenarios below in “— Certain Financial Projections”), as well as the preliminary illustrative financial analyses of Centerview based on these scenarios. Following such discussion, representatives of Centerview reviewed the July 21 Proposal from Lundbeck with the Alder Board. The Alder Board, together with representatives of management, Centerview and Skadden, discussed various strategic alternatives, including the July 21 Proposal in comparison to recent trading prices, Alder’s prospects and risks as a stand-alone company, the potential Ex-U.S. Partnership with Lundbeck, the prospects for Alder to potentially commercialize Eptinezumab globally without a partner, the potential benefits of a broader outreach to other potential counterparties regarding the acquisition of Alder and the risk of a public leak of information with respect to the proposed transaction. Representatives of Centerview also reviewed with the Alder Board the level of engagement with potentially interested parties, including the fact that Alder had conducted extensive outreach to potentially viable strategic partners during the negotiation of the Ex-U.S. Partnership, that Centerview, at the Alder Board’s direction, made additional inquiries in such process (two (2) inquires before and one (1) inquiry after the receipt of the July 21 Proposal), and that in no instance had either Alder or Centerview received any indication of interest regarding the acquisition of Alder other than that from Lundbeck. The Alder Board also discussed various factors in evaluating the July 21 Proposal, including the potential structuring of the CVR and the probability the milestones for the CVR proposed by Lundbeck would be achieved. After considering the July 21 Proposal, the Alder Board directed Centerview to inform Lundbeck that the July 21 Proposal would need to be substantially improved. Also at the meeting on July 25, 2019, the Alder Board approved the entry into an engagement letter with Centerview to serve as financial advisor to Alder in connection with the exploration of a possible strategic transaction. Later in the day, Alder and Centerview entered into the engagement letter, dated as of July 24, 2019.

Following the meeting of the Alder Board, on July 25, 2019, a representative of Centerview communicated to representatives of PJT Partners LP and MTS Health Partners, L.P., Lundbeck’s financial advisors that the consideration offered under the July 21 Proposal would need to be substantially improved.

On August 10, 2019, Lundbeck submitted a non-binding proposal to Alder to acquire all of Alder’s outstanding common stock for an aggregate price of $19.00 per share, which consisted of upfront cash consideration of $17.00 and potential milestone payments under the CVR with a nominal value of up to $2.00 per Share upon the approval of Eptinezumab by the EMA for the preventive treatment of migraine, using two concluded pivotal studies as the basis for such approval (the “August 10 Proposal”). The August 10 Proposal reiterated that Lundbeck had completed substantial due diligence in connection with the prior potential Ex-U.S. Partnership and expressed Lundbeck’s desire to proceed with the execution of definitive agreement as quickly as possible. The August 10 Proposal reiterated that the proposal was not conditioned on any financing arrangements.

On August 11, 2019, the Alder Board held a meeting by teleconference, which included senior management and representatives from Centerview, Skadden and Cooley. Representatives from Centerview reviewed with the Alder Board the August 10 Proposal, as well as the preliminary illustrative financial analyses of Centerview of the August 10 Proposal based on the scenarios prepared by management (summarized below in “— Certain Financial Projections”). The Alder Board discussed the desirability of further pursuing a potential strategic transaction with Lundbeck, taking into consideration Alder’s prospects and risks as a stand-alone company. The Alder Board also discussed strategic considerations in connection with the August 10 Proposal, including strategies to obtain a further improved proposal from Lundbeck, timing and risk of management distraction from Alder’s other strategies, the potential structuring of the CVR and the probability that the milestone for the CVR proposed by Lundbeck would be achieved. Following the discussion, the Alder Board authorized Mr. Azelby to deliver a counteroffer within the parameters authorized by the Alder Board.

On August 12, 2019, Mr. Azelby delivered the counteroffer in an email to Ms. Dunsire (the “August 12 Counteroffer”). The August 12 Counteroffer proposed an increase of the upfront cash payment from $17.00 per Share in Lundbeck’s August 10 Proposal to $18.00 per Share, plus a CVR with a nominal value of up to $5.00 per Share upon the achievement of up to three (3) milestones.

On August 14, 2019, Ms. Dunsire had a telephone conversation with Mr. Azelby and proposed an $18.00 per Share upfront cash payment and a CVR with a nominal value of up to $1.50 per Share payable upon the achievement of two (2) milestones. Mr. Azelby again requested that Lundbeck seek to improve its offer.

On August 16, 2019, Lundbeck submitted a non-binding proposal to Alder to acquire all of Alder’s outstanding common stock for an aggregate price of $20.00 per Share, which consisted of upfront cash consideration of $18.00 plus a CVR with a nominal value of $2.00 per Share upon the approval of Eptinezumab by the EMA for the preventive treatment of migraine, using two concluded pivotal studies as the basis for such approval (the “August 16 Proposal”), subject to the completion of confirmatory due diligence and the negotiation and execution of definitive agreements.

On August 17, 2019, the Alder Board held a meeting by teleconference, which included senior management and representatives from Centerview, Skadden and Cooley. Representatives from Skadden discussed the fiduciary duties of directors under Delaware law in the context of the proposed potential transaction. Representatives from Centerview then reviewed with the Alder Board the August 16 Proposal, including in comparison with prior proposals from Lundbeck. Representatives from Centerview also reviewed the history of discussions and interactions with other potentially interested counterparties, none of whom had ultimately demonstrated an interest in pursuing a transaction. The Alder Board discussed and considered the desirability of further pursuing a potential transaction with Lundbeck, taking into consideration Alder’s prospects and risks as a stand-alone company, the fact that Lundbeck had increased its offer on multiple occasions, the prospects and risks of an alternative partnership transaction with Lundbeck, the fact the other potentially interested counterparties had not ultimately demonstrated an interest in pursuing a transaction, and the Alder Board’s ability to accept a superior offer consistent with its fiduciary duties under Delaware law. Following the discussion, the Alder Board approved pursuing a transaction with Lundbeck on the basis of the August 16 Proposal, authorized Alder’s management to provide further access to diligence materials to Lundbeck and authorized Skadden to engage with Lundbeck’s counsel with respect to transaction documents.

On August 18, 2019, a representative of Alder provided a representative of Lundbeck with an initial draft of the Merger Agreement prepared by Skadden.

On August 20, 2019, Alder granted Lundbeck, and its legal and financial advisors, access to additional diligence materials through a virtual data room to enable Lundbeck and its representatives to perform their confirmatory due diligence investigation of Alder. In addition to their review of the virtual data room, Lundbeck and its advisors participated in calls and in-person meetings with senior management of Alder and representatives of Alder as part of Lundbeck’s due diligence investigation. Such due diligence calls and meetings and Lundbeck’s confirmatory due diligence investigation continued through the execution of the Merger Agreement.

During the period from August 18 through September 15, 2019, Skadden and Baker McKenzie, counsel to Lundbeck (“Baker”), discussed and exchanged drafts of the Merger Agreement, the Form of CVR Agreement, the Tender Agreement and the disclosure schedule. Among other items, the parties negotiated the scope of the conditions to closing (including the definition of a material adverse effect) and termination provisions, the amount of Alder’s termination fee in the event that Alder terminated the Merger Agreement to accept a Superior Offer (as defined in the Merger Agreement) and other circumstances in which such fee would be payable, the amount of expense reimbursement for Lundbeck and the circumstances in which expense reimbursement would be payable, the requirement for Lundbeck to use commercially reasonable efforts for the milestone under the CVR to be satisfied, the definition of such milestone and the deadline for such milestone.

On August 21 and 22, 2019, certain members of Alder’s and Lundbeck’s senior management teams met at the Hyatt Regency Hotel in Bellevue, Washington to discuss the proposed transaction. During this meeting, the parties discussed materials related to the confirmatory due diligence investigation conducted by Lundbeck.

On August 30, 2019, the Compensation Committee held a meeting by teleconference, attended by representatives of Skadden and the firm that was acting as an outside compensation consultant to the Compensation Committee, as to incentives for the purpose of aligning the interests of management and the rest of the Alder’s employees with the interests of stockholders in the completion of the proposed transaction with Lundbeck. The Compensation Committee directed Skadden to convey such proposals to Lundbeck, and such proposals were communicated by Skadden on August 30, 2019. During the period from August 30, 2019 through September 15, 2019, representatives of Alder, Lundbeck and their respective legal counsel engaged in discussions as to the proposals authorized by the Compensation Committee. Representatives of Lundbeck and Alder, and their respective legal counsel continued to discuss the incentives proposed by the Compensation Committee through September 15, 2019, ultimately resulting in the incentives described in “Item. 3 Past Contracts, Transactions, Negotiations and Agreements — Arrangements Between Alder and its Executive Officers, Directors and Affiliates” for the named executive officers as well as the implementation of a company-wide severance program.

On September 13, 2019, Alder and Lundbeck amended the Nondisclosure Agreement to expand the purpose of the information disclosed under the Nondisclosure Agreement to include a possible business combination.

On September 14, 2019, the Alder Board held a meeting by teleconference, attended by members of Alder’s senior management and representatives from Skadden, Centerview and Cooley. Representatives of Skadden discussed the interest of Jeremy Green in the transaction as a result of his affiliation with Redmile Group, LLC, a significant holder of securities of Alder, noting how outstanding securities and rights held by affiliates of Redmile Group, LLC, namely the Preferred Shares, the 2025 Notes and the right to acquire the Company Warrant, differed by their terms from Alder’s common stock. The Alder Board considered such interest and, following discussion, determined that there was no material conflict of interest on the part of Mr. Green relative to the transaction. Following such discussion, members of senior management confirmed with the Alder Board that, among the scenarios developed by Alder’s management and used for the preliminary financial analyses previously provided by Centerview, the Alder Board viewed “Case B” as the most probable scenario, given the prospects and risks of Alder as a stand-alone company, and instructed Centerview to use Case B for purposes of its final financial analyses. For a discussion of Case B and the other financial scenarios, please refer to “— Certain Financial Projections.” Representatives of Centerview then discussed with members of the Alder Board certain financial analyses. Following such discussion, representatives of Skadden reviewed the key terms of the Merger Agreement, the CVR Agreement and related transaction documents with the Alder Board. Representatives of Skadden also discussed the proposed amendment of Alder’s bylaws with the Alder Board with respect to requiring resolution of certain disputes in Delaware court.

Following the September 14, 2019 board meeting and continuing through September 15, 2019, representatives of Skadden and Baker resolved the material open terms on the Merger Agreement, the Form of CVR Agreement and related transaction documents, in particular the definition of a material adverse effect, the amount of Alder’s termination fee payable to Lundbeck, the amount of expense reimbursement for Lundbeck, the requirement for Lundbeck to use commercially reasonable efforts for the milestone under the CVR to be satisfied and the definition of such milestone.

On September 15, 2019, the Alder Board held a meeting by teleconference, attended by members of Alder’s senior management and representatives from Skadden and Centerview. Representatives of Skadden updated the Alder Board on the resolution of terms of the Merger Agreement, the CVR Agreement and related transaction documents. At the direction of Alder’s management, representatives of Centerview updated the Alder Board as to a change provided to Centerview by Alder’s management to the projected cash balance and net operating losses previously provided by Alder’s management and the resulting revisions to Centerview’s financial analyses presented to the Alder Board on September 14, 2019, of the proposed Offer Price. Following such discussion, representatives of Centerview reviewed with the Alder Board its financial analysis of the consideration of the Offer Price and rendered to the Alder Board an oral opinion, which was subsequently confirmed by the delivery of a written opinion, dated September 15, 2019, which as of such date and based upon and subject to various assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in preparing its opinion, that the Offer Price proposed to be paid to the holders of Shares (other than as specified in such opinion) in the Offer pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s opinion, please see “— Opinion of Alder’s Financial Advisor.” The opinion delivered by Centerview is attached to this Schedule 14D-9 as Annex I.

After further discussion, the Alder Board unanimously (i) determined that the Merger Agreement, the Offer and the Merger are fair to, and in the best interest of, Alder and its stockholders; (ii) declared that it is advisable for Alder to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by Alder of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iv) agreed that the Merger shall be effected under Section 251(h) of the DGCL; (v) resolved to recommend that Alder’s stockholders accept the Offer and tender their Shares pursuant to the Offer; (vi) approved the adoption of the forum selection amendment to Alder’s bylaws; and (vii) declared that the Chief Executive Officer, the Chief Financial Officer and the Chief Operating Officer of Alder were each thereby authorized to execute and deliver the Merger Agreement (with the form of CVR Agreement annexed thereto) in the form presented to the Alder Board.

Following the Alder Board meeting, before the start of trading on Nasdaq on September 16, 2019, Alder, Lundbeck, Payor and Purchaser executed and delivered the Merger Agreement.

Before the opening of trading on Nasdaq on September 16, 2019, Alder and Lundbeck issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer to acquire all the outstanding common stock of Alder for the Offer Price, and Alder filed a current report on Form 8-K.

On September 23, 2019, Purchaser commenced the Offer and Alder filed this Schedule 14D-9.

Reasons for the Recommendation

The Alder Board, at a meeting held on September 15, 2019, unanimously (i) determined that the Merger Agreement, the Offer and the Merger are fair to, and in the best interest of, Alder and its stockholders; (ii) declared that it is advisable for Alder to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by Alder of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; (iv) agreed that the Merger would be effected under Section 251(h) of the DGCL; and (v) resolved to recommend that Alder’s stockholders accept the Offer and tender their Shares pursuant to the Offer. The Alder Board consulted with the members of Alder’s senior management and representatives from Centerview, Skadden and Cooley at various times, and considered a number of reasons, including the following nonexhaustive list of material reasons (not in any relative order of importance) that the Alder Board believes support its unanimous determination and recommendation:

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Business, Financial Condition and Prospects. The Alder Board considered the current and historical financial conditions, results of operations, business, competitive position, properties, assets and prospects, as well as the long-range plan of Alder and the execution risks associated with the development, regulatory approval and commercialization of Alder’s product portfolio. The Alder Board weighed the certainty of realizing an upfront payment of $18.00 per Share in cash plus a CVR to receive potential contingent consideration of $2.00 per Share in cash in the Offer and the Merger compared to the uncertainty that trading values would approach an amount comparable to the Offer Price in the foreseeable future and the risks and uncertainties associated with Alder and its business (including the risk factors set forth in Alder’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, and subsequent quarterly reports on Form 10-Q). These risks included the risks related to potential difficulties in obtaining U.S. and non-U.S. regulatory approvals for Alder’s product candidates; the risks related to effectively commercializing Eptinezumab in the U.S., the European

Union and elsewhere in the world; risks relating to Alder’s ability to enter into an Ex-U.S. Partnership for the commercialization of Eptinezumab; risks related to the manufacture and supply of Eptinezumab; and the risks related to seeking additional funding in the near term in order to finance commercialization and development costs for Eptinezumab and development costs for ALD1910, a preclinical monoclonal antibody designed to inhibit pituitary adenylate cyclase-activating polypeptide for migraine prevention (with a first in human clinical trial scheduled to commence by the end of 2019).

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Implied Premium. The Alder Board considered the fact that the Closing Amount alone represented an approximately 79% premium over Alder’s closing share price on September 13, 2019, the last trading day before the Alder Board’s approval of the Transactions, and an approximately 98% premium over the volume-weighted average price of Alder’s Shares during the preceding thirty (30)-day period.

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Cash Consideration; Certainty of Value. The Alder Board considered the fact that the Closing Amount payable to Alder’s stockholders in the Offer and the Merger will consist entirely of cash, which provides Alder stockholders with immediate liquidity and certainty of value. The Alder Board believed this certainty of value was compelling, especially when viewed against the risks and uncertainties associated with Alder’s stand-alone strategy and the potential impact of such risks and uncertainties on the trading price of the Shares.

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Opportunity to Realize Additional Value. The Alder Board considered the fact that, in addition to the Closing Amount, Alder’s stockholders will receive one (1) CVR for each Share held, which provides Alder’s stockholders an opportunity to realize additional value, to the extent that the milestone set forth in the CVR Agreement is achieved within the time period described therein, through an additional cash payment. The Alder Board considered the estimated probability of success and estimated timing for achieving such milestone.

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Reputation and Resources of Lundbeck. The Alder Board considered the extensive experience and resources of Lundbeck in brain diseases research, and biopharmaceutical product development and commercialization, particularly as such development, experience and resources relate to the potential achievement of the milestone set forth in the CVR Agreement.

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Product Development and Regulatory Risks. The Alder Board considered risks inherent in the development of products for diseases such as migraine; risks related to designing, conducting and compiling data from clinical trials; risks related to manufacture and supply; risks related to seeking approval for marketing from the FDA, the EMA and other regulatory authorities; and other factors affecting the revenues and profitability of biotechnology products generally.

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Product Launch and Commercialization Risks. The Alder Board considered the significant risks and considerable costs associated with a successful launch and commercialization by Alder of its product candidates due to, in part, Alder’s lack of any global sales and limited and newly implemented marketing infrastructure. In particular, the Alder Board considered that Alder had not previously obtained approvals for, or commercially launched, any products.

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Negotiation Process. The Alder Board considered the fact that the terms of the Offer and the Merger were the result of robust, arm’s-length negotiations conducted by Alder with the knowledge and at the direction of the Alder Board and with the assistance of independent financial and legal advisors. The Alder Board also considered the enhancements that Alder and its advisors were able to obtain as a result of negotiations with Lundbeck, including the increase in Lundbeck’s proposed acquisition price from the time of its initial expression of interest to the end of the negotiations and the inclusion of provisions in the Merger Agreement that increase the speed and likelihood of completing the Offer and consummating the Merger.

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Existing Resources. The Alder Board considered the fact that Alder would require substantial additional capital in order to complete the remaining clinical development and commercialization for its product candidates and initiate additional studies for its product candidates, as well as fund its other ongoing operations. The Alder Board also took into consideration that, while Alder may seek additional funding through future debt and equity financing or additional collaborations or strategic partnerships, any such fundraising could be highly dilutive to Alder’s existing stockholders, might be available only on unfavorable terms, or might not be available at all.

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Potentially Interested Counterparties. The Alder Board considered the process conducted by Alder, with the assistance of representatives of Centerview, to identify and contact potential counterparties for an Ex-U.S. Partnership; and the opportunity of such potential counterparties to have expressed interest in a broader strategic transaction such as the Offer and the Merger. In particular, the Alder Board considered the likelihood that any such parties would engage in a transaction with Alder on the same or a similar timeframe as Lundbeck and with a value and contractual terms and conditions superior to those contained in the Merger Agreement. The Alder Board considered, after discussions with representatives of Centerview and Alder’s management, that (i) a broader outreach to other strategic counterparties could delay a potential transaction and cause significant disruption to Alder, putting at risk a transaction with Lundbeck at the price and terms negotiated, (ii) Alder’s management and representatives of Centerview had separately met or interacted with other potential counterparties and that such potential counterparties had not approached Alder to inquire about a strategic transaction with terms comparable to those of the Merger Agreement and (iii) in the event a potential counterparty becomes interested in pursuing a transaction on terms more favorable to Alder and its stockholders than those contemplated by the Merger Agreement, such counterparty would be able to pursue such a transaction despite Lundbeck and Alder having entered into the Merger Agreement.

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Strategic Alternatives. The Alder Board considered, after discussions with representatives of Centerview and Alder’s management, the possible alternatives to the Offer and the Merger, including the possibility of Alder remaining a stand-alone company, with or without potential strategic collaborations, partnerships and licensing and other arrangements, such as the final terms of the Ex-U.S. Partnership with Lundbeck. In particular, the Alder Board considered, among others, the risks and costs associated with (i) the approval and market success of Eptinezumab for treatment of additional indications; (ii) designing and conducting future clinical trials for Alder’s product candidates and seeking and obtaining regulatory approvals for such product candidates; (iii) manufacture and supply of Eptinezumab and Alder’s other pipeline products; (iv) expanding Alder’s commercial infrastructure and launching and marketing its product candidates in the U.S. and other markets; and (v) continuing the development of Alder’s other pipeline products.

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Industry and Economy. The Alder Board considered the current state of the economy and assessed the stage of the pharmaceutical industry cycle, financing markets, uncertainty in drug pricing and uncertainty surrounding forecasted economic conditions both in the near term and the long term, generally and within Alder’s industry in particular.

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Certain Management Projections. The Alder Board considered certain forecasts for Alder prepared by members of its senior management, which reflected an application of various assumptions of Alder’s management across three scenarios. For further discussion, see “— Certain Financial Projections.”

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Centerview’s Fairness Opinion and Related Analysis. The Alder Board considered the oral opinion of Centerview, rendered to the Alder Board on September 15, 2019, which was subsequently confirmed by delivery of a written opinion to the Alder Board dated such date that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the consideration of the Closing Amount of $18.00 in cash, plus one (1) CVR, per Share proposed to be paid to holders of Shares (other than Excluded Shares) in the Offer and the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described under the caption “— Opinion of Alder’s Financial Advisor.”

•	Speed and Likelihood of Consummation. The Alder Board considered that the structure of the transaction (a tender offer followed by a merger effected pursuant to Section 251(h) of the DGCL,

which would not require additional approval by Alder’s stockholders) enables Alder’s stockholders to receive the Closing Amount pursuant to the Offer in a relatively short timeframe. The Alder Board also considered the likelihood that the Offer would be completed and the Merger would be consummated based on, among other things (not in any relative order of importance):

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the fact that, subject to its circumscribed rights to terminate the Offer, Purchaser is required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the completion of the Offer are not satisfied as of such date;

•	the fact that the completion of the Offer is conditioned on meeting the Minimum Condition, which cannot be waived by Purchaser without the prior written consent of Alder;

•	the fact that there is no financing condition to the completion of the Offer and consummation of the Merger;

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the fact that certain stockholders of Alder, solely in their capacities as stockholders, have agreed, pursuant to and subject to the conditions of the Tender Agreement, to tender their Shares, representing approximately 9.9% of outstanding Shares as of September 12, 2019, into the Offer;

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the fact that there are not expected to be significant antitrust or other regulatory impediments, other than review pursuant to the HSR Act and possible German and Austrian antitrust approvals, as further described in “Item 8. Additional Information — Regulatory Approvals”;

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the business reputation, capabilities and financial condition of Lundbeck, and the Alder Board’s perception that Lundbeck is willing to devote the resources necessary to complete the Offer and the Merger in an expeditious manner; and

•	the availability of the remedy of specific performance to Alder under the Merger Agreement in the event of breaches by Lundbeck, Purchaser or Payor.

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Other Terms of the Merger Agreement. The Alder Board considered other terms of the Merger Agreement, as more fully described in the Offer to Purchase under the caption “The Merger Agreement; Other Agreements.” Certain provisions of the Merger Agreement that the Alder Board considered important included:

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Ability to Respond to Unsolicited Acquisition Proposals. At any time prior to the Offer Acceptance Time and if prior to taking such actions, the Alder Board determines in good faith, after consultation with financial advisors of nationally recognized reputation and outside legal counsel, that an unsolicited acquisition proposal from a third party constitutes or would reasonably be expected to lead to a Superior Offer (as defined in the Merger Agreement), then Alder and its representatives may furnish information with respect to Alder and engage in or otherwise participate in discussions or negotiations with the person or group of persons making such Superior Offer (as more fully described in the Offer to Purchase under the section “The Merger Agreement; Other Agreements”).

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Change of Recommendation in Response to a Superior Offer; Ability to Accept a Superior Offer. If, prior to the Offer Acceptance Time, the Alder Board determines in good faith, after consultation with Alder’s outside legal counsel, that an unsolicited acquisition proposal constitutes a Superior Offer (as defined in the Merger Agreement) and that the failure to do so would be inconsistent with its fiduciary duties to Alder’s stockholders under applicable legal requirements, the Alder Board may take a number of actions, including withdrawing, modifying or qualifying its recommendation to stockholders concerning the Offer and the Merger and adopting, approving and recommending to stockholders and declaring advisable such Superior Offer. Alder may terminate the Merger Agreement and enter into an alternative acquisition agreement with respect to a Superior Offer, subject to Alder’s payment to Lundbeck or Lundbeck’s designee a termination fee of $87 million (as more fully described in the Offer to Purchase under the section “The Merger Agreement; Other Agreements”).

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Change of Recommendation in Response to an Intervening Event. If, prior to the Offer Acceptance Time and other than in connection with a Superior Offer (as defined in the Merger Agreement), the Alder Board determines in good faith, after consultation with Alder’s outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties under applicable legal requirements, the Alder Board may, in response to an Intervening Event (as defined in the Merger Agreement), take a number of actions, including withdrawing, modifying or qualifying its recommendation to stockholders concerning the Offer and the Merger (as more fully described in the Offer to Purchase under the section “The Merger Agreement; Other Agreements”). Lundbeck is entitled to terminate the Merger Agreement in the event that the Alder Board changes its recommendation for any reason, in which event Alder will have an obligation to pay to Lundbeck or Lundbeck’s designee a termination fee of $87 million (as more fully described in the Offer to Purchase under the section “The Merger Agreement; Other Agreements”).

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Extension of the Offer. Purchaser’s obligation to accept and pay for all Shares that have been validly tendered into the Offer and not validly withdrawn is subject to the satisfaction or waiver of a number of conditions; however, Purchaser is required to extend the Offer beyond the initial expiration date by (i) periods of up to ten (10) business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any foreign antitrust or competition-related legal requirement expires or terminates, (ii) any applicable period required by any applicable securities law, rule or regulation, any interpretation or position of the SEC, its staff or Nasdaq and (iii) at the request of Alder, an additional period of up to ten (10) business days per extension, on one or more occasions, if, as of the scheduled expiration date, any condition to the Offer is not satisfied or waived, and the Merger Agreement is not terminated per its terms, to permit such condition to be satisfied; provided that Purchaser is not obligated to extend the offer (A) beyond December 31, 2019, or (B) for more than three (3) consecutive ten (10)-business day periods if, at the time of the applicable expiration date, all the offer conditions have been satisfied or waived other than the minimum condition and other such conditions that are only satisfied at the expiration of the Offer.

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End Date. The termination date under the Merger Agreement on which either Lundbeck or Alder, subject to certain exceptions, can terminate the Merger Agreement, allows for sufficient time to consummate the Offer and the Merger while minimizing the length of time during which Alder would be required to operate subject to the restrictions set forth in the Merger Agreement.

•	Cooperation. The Merger Agreement requires Lundbeck to use its reasonable best efforts to consummate the Offer and the Merger.

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Material Adverse Effect. The scope of matters that are specifically excluded from consideration in determining whether a “Material Adverse Effect” has occurred is sufficient to protect Alder’s interest in ensuring the certainty of the consummations of the Offer and the Merger. In particular, any event generally affecting the industries in which Alder and its subsidiaries operate, or the economy generally, or other general business, financial or market conditions to the extent such event does not disproportionately affect Alder relative to other participants in the industries in which Alder and its subsidiaries operate, is excluded from the determination of whether a “Material Adverse Effect” has occurred.

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Appraisal Rights. Statutory appraisal rights under Delaware law in connection with the Merger will be available to stockholders who do not tender their Shares in the Offer and who otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see information under the heading “Item 8. Additional Information — Appraisal Rights.”

The Alder Board also considered a variety of potentially negative factors in its deliberations concerning the Merger Agreement, the Offer and the Merger, including the following (not in any relative order of importance):

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No Ongoing Equity Interest in Alder. The Offer and the Merger would preclude Alder’s stockholders from having the opportunity to directly participate in the future performance of Alder’s assets and any potential future appreciation of the value of the Shares. However, Lundbeck is a public company and Alder’s stockholders would have the choice to invest in Lundbeck separately.

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Inability to Solicit Takeover Proposals. The Merger Agreement contains covenants prohibiting Alder from soliciting other potential acquisition proposals and restricting its ability to entertain other potential acquisition proposals unless certain conditions are satisfied. The Alder Board also considered the fact that the right afforded to Lundbeck under the Merger Agreement to match an alternative acquisition proposal that the Alder Board determines in good faith is a Superior Offer (as defined in the Merger Agreement) may discourage other parties that might otherwise have an interest in a business combination with, or an acquisition of, Alder.

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The Termination Fee and Lundbeck Expense Reimbursement. Alder may be required to pay an $87 million termination fee and up to $9 million in expenses if the Merger Agreement is terminated under certain circumstances, including by Alder to accept a Superior Offer (as defined in the Merger Agreement). The Alder Board considered the risk that the amount of the termination fee and the expense fee would deter potential alternative acquisition proposals.

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Effect of Announcement. The potential effect of the public announcement of the transaction on Alder’s operations, employees and stock price, as well as its ability to attract and retain key personnel while the transaction is pending.

•	Litigation Risk. The risk of litigation in connection with the execution of the Merger Agreement, the completion of the Offer and the consummation of the Merger.

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Interim Operating Covenants. The Merger Agreement imposes restrictions on the conduct of Alder’s business prior to the consummation of the Merger, requiring Alder to conduct its business in the ordinary course and refrain from taking certain specified actions. The Alder Board considered that such restrictions may delay or prevent Alder from pursuing business strategies or opportunities that may arise pending consummation of the Merger.

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Risks That the Minimum Condition Might Not Be Satisfied. The possibility that Alder’s stockholders will tender an insufficient number of Shares to meet the Minimum Condition, which would result in an obligation to reimburse Lundbeck up to $9 million in expenses upon termination of the Merger Agreement.

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Risks That the Merger Might Not Be Completed. Although Alder expects that the Offer will be completed and the Merger will be consummated, there can be no assurance that all conditions to the parties’ obligations will be satisfied. The Alder Board considered the risks and costs to Alder if the Offer is not completed or the Merger is not consummated, including the diversion of Alder’s management and employees’ attention; the potential delay of the commercial launch of Eptinezumab; the potential employee attrition; the potential effect on vendors, partners, licensees and others that do business with Alder; and the potential effect on the trading price of the Shares.

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Risks That the CVR Payment Might Not Be Paid. Although there is an obligation that Lundbeck and its subsidiaries shall use commercially reasonable efforts to achieve the Milestone (as defined in the CVR Agreement), the Alder Board considered that the Milestone might not be achieved prior to December 31, 2024, the expiration date of the CVR Agreement, and the resulting payment would not be required of Payor with respect to the Milestone.

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Transaction Costs. Significant costs have been and will continue to be incurred in connection with negotiating and entering into the Merger Agreement and completing the Offer and the Merger, and substantial time and effort of Alder’s management will be required, potentially resulting in disruptions to the operation of Alder’s business.

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Potential Conflicts of Interest. The Alder Board considered the potential conflicts of interest created by the fact that Alder’s executive officers and directors have financial interests in the Offer and the Merger that may be different from or in addition to those of other stockholders, as more fully described in “Item 3. Past Contracts, Transactions, Negotiations and Agreements — Arrangements Between Alder and its Executive Officers, Directors and Affiliates.”

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Regulatory Approval and Risks of Pending Actions. The risks associated with the need to make antitrust filings, and obtain antitrust consents and approvals in the U.S., and the possible requirement to make antitrust filings and obtain antitrust consents in Germany and Austria (as further described under the heading “Item 8. Additional Information — Regulatory Approvals”), as well as the fact that the obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to a condition that there be no pending legal proceeding by any governmental body challenging or seeking to prohibit the Offer or the Merger or to impose restrictions or limitations on the parties relating to their conduct of business or ownership of assets.

•	Tax Treatment. The gains realized by Alder’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes.

The foregoing discussion of the information and reasons considered by the Alder Board is not intended to be exhaustive, but includes the material reasons considered by the Alder Board. In view of the variety of reasons considered in connection with its evaluation of the Merger, the Alder Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. The Alder Board did not undertake to make any specific determination as to whether any reason, or any particular aspect of any reason, supported or did not support its ultimate determination. Rather, the directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Alder Board may have been influenced to a greater or lesser degree by different factors. The Alder Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and the Merger were substantially outweighed by the potential benefits of the Offer and the Merger.

Intent to Tender

To Alder’s knowledge, after making reasonable inquiry, all of Alder’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

In addition, Lundbeck and Purchaser have entered into the Tender Agreement with the Tendering Shareholders, which include certain executive officers and all of Alder’s directors, to tender all of their Shares subject to the Tender Agreement. As of September 12, 2019, approximately 9.9% of the outstanding Shares were subject to the Tender Agreement (assuming no exercise of outstanding equity awards).

Certain Financial Projections

While Alder has from time to time provided limited full-year financial guidance to investors, which may have covered, among other items, anticipated cash burn and cash runway, Alder’s management does not, as a matter of course, otherwise publicly disclose forecasts or internal projections as to future performance, or results of operations, earnings or other results, due to, among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. However, in connection with the evaluation of the proposed transaction with Lundbeck and other strategic alternatives, Alder’s senior management prepared certain non-public, unaudited prospective financial information for fiscal years 2019 through 2037, including product-level performance detail for fiscal years 2019 through 2037 (the “Management Projections”). The Management Projections were provided to the Alder Board in considering, analyzing and evaluating the Offer and the Merger, as well as potential strategic alternatives for

Alder. In addition, the Management Projections were provided to Centerview, Alder’s financial advisor, and were relied upon by Centerview in connection with the rendering of Centerview’s fairness opinion to the Alder Board and in performing the related financial analyses as described below under “— Opinion of Alder’s Financial Advisor” and were the only financial projections with respect to Alder used by Centerview in performing such financial analyses. The Management Projections were not provided to Lundbeck.

Alder is summarizing the Management Projections in this Schedule 14D-9 to provide holders of Shares access to certain non-public, unaudited prospective financial information that was prepared for the Alder Board for purposes of considering and evaluating Lundbeck’s proposal. Alder makes and has made no representation to Lundbeck, Payor or Purchaser, in the Merger Agreement or otherwise, concerning any projected financial information.

The Management Projections were based upon certain financial, operating and commercial assumptions developed solely using the information available to Alder’s management at the time the respective Management Projections were created.

Cautionary Note About the Management Projections

The Management Projections, while necessarily presented with numerical specificity, were based on numerous variables and assumptions that were inherently uncertain and many of which were beyond Alder’s control. The Management Projections reflect numerous estimates and assumptions made by Alder’s management, based on information available at the time the Management Projections were developed, with respect to industry performance and competition, regulatory conditions, general business, economic, market and financial conditions and matters specific to Alder’s product candidates, all of which were difficult to predict and many of which were beyond Alder’s control. As a result, there can be no assurance that the Management Projections accurately reflect future trends or accurately estimate the future market for Alder’s product candidates. There can be no assurance of the approval, or timing of such approval, of Alder’s product candidates, and it is possible that other therapeutic scenarios will be preferable. The Management Projections also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Management Projections not being achieved include, but are not limited to, the timing of regulatory approvals and introductions of new products, market acceptance of new products, success of clinical testing, availability of third-party reimbursement, impact of competitive products and pricing, the effect of regulatory actions, the effect of global economic conditions, fluctuations in foreign currency exchange rates, the cost and effect of changes in tax and other legislations and other risk factors described in Alder’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. In addition, the Management Projections may be affected by Alder’s ability to achieve strategic goals, objectives and targets over the applicable periods. Further, the Management Projections cover multiple years and, by their nature, become subject to greater uncertainty with each successive year. Accordingly, there can be no assurance that the Management Projections will be realized, and actual results may vary materially from those shown.

Modeling and forecasting the future commercialization of clinical stage drug candidates is a highly speculative endeavor. In addition to the various limitations described above, there can also be no assurance that Alder will obtain and maintain any of the regulatory approvals necessary for the commercialization of its product candidates, or that Alder’s competitors will not commercialize products that are safer, more effective, or more successfully marketed and sold than any product that Alder may commercialize. Since the Management Projections cover a long period of time, the Management Projections by their nature are unlikely to anticipate each circumstance that will have an effect on the commercial value of Alder’s product candidates.

In light of the foregoing factors and the uncertainties inherent in the Management Projections, holders of Shares are cautioned not to place undue, if any, reliance on the Management Projections. The Management Projections were not prepared with a view toward public disclosure. The inclusion of the Management Projections in this Schedule 14D-9 should not be regarded as an indication that Alder or any of its affiliates, advisors or representatives considered or consider the Management Projections to be predictive of actual future events, and the Management Projections should not be relied upon as such or construed as financial guidance. Neither Alder nor any of its affiliates assumes any responsibility for the accuracy of this information. Neither Alder nor any of its respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Management Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Management Projections to reflect circumstances existing after the date the Management Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Management Projections are shown to be in error. Alder does not intend to make publicly available any update or other revision to the Management Projections, except as otherwise required by law. Neither Alder nor any of its respective affiliates, advisors, officers, directors or representatives has made or makes any representation or warranty to any holders of Shares or other person regarding the ultimate performance of Alder compared to the information contained in the Management Projections, the likelihood that the Management Projections will be achieved, the results of Alder’s clinical trials, the effectiveness or marketability of Alder’s product candidates or the overall future performance of Alder. The Management Projections were prepared based on Alder’s continued operation as a stand-alone company and do not take into account the Offer, including the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement. The Management Projections are subjective in many respects and are thus subject to interpretation. Please refer to “Item 8. Additional Information — Forward-Looking Statements” below.

The Management Projections were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Alder may not be comparable to similarly titled amounts used by other companies. In addition, the Management Projections were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The Management Projections are not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer, but instead are being included because the Management Projections were provided to the Alder Board and to Centerview to evaluate the Transactions. The Management Projections may differ from publicly available analyst estimates, and the Management Projections do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

ALDER DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE MANAGEMENT PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE MANAGEMENT FORECASTS ARE NO LONGER APPROPRIATE.

Case A, Case B, Case C

The Management Projections consist of three scenarios: Case A, Case B and Case C.

Each scenario was prepared in July 2019 assuming Alder’s continued operation as a stand-alone, publicly traded company and assuming that each of Eptinezumab and Alder’s existing pipeline candidates enters into a competitive, multi-player market with a competitive profile. The projections were based on certain internal assumptions about the probability of technical success and regulatory approval, launch timing, epidemiology, pricing, sales ramp, market growth, market share, competition and other relevant factors relating to the commercialization of Alder’s product candidates. Each of Case A, Case B and Case C assumes a partnership with Lundbeck for the development of Eptinezumab outside of the United States. Case B assumes that Eptinezumab has a U.S. cumulative probability of success of 95% for the treatment of chronic migraines and an ex-U.S.

cumulative probability of success of 90% for the treatment of chronic migraines. Relative to Case B, Case A assumes that, in addition to indications for chronic and episodic migraine, Alder secures an indication for Eptinezumab for the treatment of acute migraine with a worldwide cumulative probability of success of 63%. Relative to Case B, Case C assumes a 10% increase in gross to net product pricing discount for Eptinezumab.

At the meeting of the Alder Board held on September 14, 2019, the Alder Board determined that Case B of the Management Projections was viewed as the most probable scenario, given the prospects and risks of Alder as a stand-alone company, and instructed Centerview to use Case B for purposes of its final financial analyses. Case B of the Management Projections was relied upon by Centerview as the basis for the rendering of its fairness opinion described in “— Opinion of Alder’s Financial Advisor” (and was the only financial projections with respect to Alder used by Centerview in rendering such opinion). For purposes of Centerview’s financial analyses, the discounted cash flow analysis included an estimated $160 million present value of the net operating losses Alder management provided that it expected to be utilized by Alder on a stand-alone basis, based on the net operating losses balance as of December 31, 2018, of $880 million, including provision to include reconciliation, plus R&D tax credits carryforwards and future losses.

Case B — Management Projections

(Amounts in Millions)

	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037
Total Revenue	$150	$148	$190	$347	$567	$804	$966	$1,012	$1,124	$1,131	$1,197	$1,270	$1,318	$1,304	$1,065	$705	$387	$219	$149
Gross Profit	$150	$112	$163	$305	$453	$604	$811	$ 845	$ 993	$ 994	$1,052	$1,116	$1,157	$1,138	$ 979	$647	$353	$198	$134
Total R&D Expenses	($216)	($152)	($119)	($ 78)	($ 28)	($ 28)	($ 26)	($ 17)	($ 17)	($ 18)	($ 18)	($ 19)	($ 19)	($ 20)	($ 16)	($ 10)	($ 4)	($ 1)	($ 0)
Total SG&A	($105)	($143)	($147)	($151)	($156)	($160)	($165)	($ 173)	($ 178)	($ 183)	($ 189)	($ 194)	($ 200)	($ 206)	($ 165)	($ 99)	($ 40)	($ 8)	($ 2)
EBIT	($200)	($210)	($128)	$ 53	$250	$397	$601	$ 637	$ 779	$ 774	$ 825	$ 882	$ 916	$ 890	$ 780	$527	$304	$186	$130

In addition, at the direction of Alder management, Centerview calculated, based on Case B of the Management Projections and other projected financial information provided by Alder management, unlevered free cash flows for the years 2019 through 2037 for use in its final financial analyses relating to the Management Projections. The unlevered free cash flow analyses based on Case B of the Management Projections were the only unlevered free cash flow analyses used by Centerview as the basis for the rendering of its fairness opinion described in “— Opinion of Alder’s Financial Advisor.” The following is a summary of the unlevered free cash flows, which were calculated as earnings before interest expenses and taxes, less tax expense, plus depreciation and amortization, less changes in net working capital, less capital expenditures, in each case based on the Management Projections or other projected financial information provided by Alder management. The values in the table below do not take into account the effect of any net operating losses.

Unlevered Free Cash Flow	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037
($ in millions)	($189)	($254)	($197)	($17)	$161	$320	$522	$551	$602	$609	$642	$688	$715	$698	$629	$438	$259	$157	$107

Case A — Management Projections

(Amounts in Millions)

	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037
Total Revenue	$150	$148	$190	$388	$663	$969	$1,178	$1,300	$1,422	$1,440	$1,518	$1,602	$1,652	$1,641	$1,334	$867	$451	$232	$152
Gross Profit	$150	$112	$163	$342	$529	$741	$ 988	$1,086	$1,256	$1,268	$1,336	$1,411	$1,453	$1,436	$1,234	$800	$414	$210	$137
Total R&D Expenses	($216)	($152)	($119)	($ 78)	($ 28)	($ 28)	($ 26)	($ 17)	($ 17)	($ 18)	($ 18)	($ 19)	($ 19)	($ 20)	($ 16)	($ 10)	($ 4)	($ 1)	($ 0)
Total SG&A	($105)	($143)	($147)	($169)	($184)	($199)	($ 205)	($ 224)	($ 230)	($ 237)	($ 244)	($ 252)	($ 259)	($ 267)	($ 213)	($128)	($ 51)	($ 10)	($ 2)
EBIT	($200)	($210)	($128)	$ 70	$296	$492	$ 735	$ 823	$ 985	$ 989	$1,049	$1,115	$1,149	$1,122	$ 983	$648	$352	$196	$132

Case C — Management Projections

(Amounts in Millions)

	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037
Total Revenue	$150	$140	$163	$298	$492	$706	$840	$875	$982	$984	$1,044	$1,112	$1,158	$1,144	$936	$628	$356	$212	$148
Gross Profit	$150	$104	$138	$261	$385	$588	$626	$721	$864	$861	$ 914	$ 973	$1,013	$ 993	$855	$573	$323	$192	$133
Total R&D Expenses	($216)	($152)	($119)	($ 78)	($ 28)	($ 28)	($ 26)	($ 17)	($ 17)	($ 18)	($ 18)	($ 19)	($ 19)	($ 20)	($ 16)	($ 10)	($ 4)	($ 1)	($ 0)
Total SG&A	($105)	($143)	($147)	($151)	($156)	($160)	($165)	($173)	($178)	($183)	($ 189)	($ 194)	($ 200)	($ 206)	($165)	($ 99)	($ 40)	($ 8)	($ 2)
EBIT	($200)	($218)	($152)	$ 9	$183	$381	$416	$513	$650	$641	$ 687	$ 740	$ 772	$ 745	$657	$453	$274	$180	$129

Opinion of Alder’s Financial Advisor

Alder retained Centerview as financial advisor to the Alder Board in connection with the proposed Transactions. In connection with this engagement, the Alder Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than the Excluded Shares) of the Offer Price and the Merger Consideration proposed to be paid to such holders pursuant to the Merger Agreement. On September 15, 2019, Centerview rendered to the Alder Board its oral opinion and subsequently confirmed in a written opinion dated such date, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price and the Merger Consideration proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated September 15, 2019, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex I and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety to the full text of Centerview’s written opinion attached as Annex I. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Alder Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Offer Price and the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of Alder as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Merger Agreement, dated as of September 16, 2019, and the Form of the CVR Agreement annexed thereto, referred to in this summary of Centerview’s opinion as the “Draft Agreements”;

•	Annual Reports on Form 10-K of Alder for the years ended December 31, 2018, December 31, 2017 and December 31, 2016;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Alder;

•	certain publicly available research analyst reports for Alder;

•	certain other communications from Alder to its stockholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Alder, including certain financial forecasts, analyses and projections relating to Alder prepared by management of Alder and furnished to Centerview by Alder for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Forecasts,” and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of Alder regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for Alder and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transactions with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with Alder’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at Alder’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Alder as to the matters covered thereby and Centerview relied, at Alder’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at Alder’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Alder, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Alder. Centerview assumed, at Alder’s direction, that the final executed Merger Agreement and CVR Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Agreements reviewed by Centerview. Centerview also assumed, at Alder’s direction, that the Transactions would be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of Alder, or the ability of Alder to pay its obligations when they become due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, Alder’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to Alder or in which Alder might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Offer Price and the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement, the CVR Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, the form or terms of the CVR with respect to transferability, illiquidity or otherwise, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of Alder or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Alder or any party, or class of such persons in connection with the Transactions, whether relative to the Offer Price and the Merger Consideration to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of Alder as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Alder Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview’s Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Alder Board in connection with Centerview’s opinion, dated September 15, 2019. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of Alder. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Alder or any other parties to the Transactions. None of Alder, Lundbeck, Purchaser, Payor, Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Alder do not purport to be appraisals or reflect the prices at which Alder may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 13, 2019 (the last trading day before the public announcement of the Transactions), and is not necessarily indicative of current market conditions. The implied per share equity value ranges described below were based on Alder’s fully diluted outstanding Shares calculated on a treasury stock method basis (taking into account outstanding In-the-Money Options, Company RSUs, Company PSUs and other convertible securities, including the 2025 Notes) based on information provided by Alder.

Analysis of Consideration

Centerview conducted an analysis of the Offer Price and the Merger Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement and the CVR Agreement. Such consideration is equal, on a per Share basis, to $18.00 upfront in cash together, and not separately, with one (1) CVR, which could result in an additional one-time payment of $2.00 in cash upon achievement of the milestone, as described more fully in the section entitled “Item 8. Additional Information — Contingent Value Rights Agreement.” For analytical purposes, assuming that CVR holders receive a $2.00 per CVR payment upon the achievement of the milestone based on a 90% probability of success as estimated by Alder’s management in, and at the time implied by, Alder’s Forecasts, as described under the section entitled “— Certain Financial Projections” and further assuming the midpoint of a range of discount rates from 11% to 13% based on Centerview’s analysis of Alder’s weighted average cost of capital, Centerview calculated an illustrative net present values for one (1) CVR of $1.39.

Solely for purposes of the financial analyses summarized below, the term “illustrative assumed per Share merger consideration” refers to an aggregate assumed implied per Share value of the merger consideration of $19.39 per Share, equal, on a per Share basis, to $18.00 upfront plus the estimated net present value of the CVR of $1.39 per CVR, based on the midpoint of the range of discount rates, as set forth above. However, there is no guarantee that the conditions triggering the CVR payment will be satisfied, and if triggered, when such conditions will be satisfied.

Selected Public Company Analysis

Centerview reviewed and compared certain financial information for Alder to corresponding financial information for the following publicly traded biopharmaceutical companies that Centerview deemed comparable, based on its experience and professional judgment, to Alder:

•	Acorda Therapeutics, Inc.

•	Aimmune Therapeutics, Inc.

•	Ascendis Pharma A/S

•	Biohaven Pharmaceutical Holding Company Ltd.

•	Blueprint Medicines Corporation

•	Esperion Therapeutics, Inc.

•	FibroGen, Inc.

•	Global Blood Therapeutics, Inc.

•	Immunomedics, Inc.

•	Intercept Pharmaceuticals, Inc.

•	Intra-Cellular Therapies, Inc.

•	Revance Therapeutics, Inc.

•	The Medicines Company

•	Tricida, Inc.

•	UroGen Pharma Ltd.

•	Zogenix, Inc.

Although none of the selected companies is directly comparable to Alder, the companies listed above were chosen by Centerview, among other reasons, because they are publicly traded biopharmaceutical companies with certain operational, business and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of Alder.

Centerview calculated and compared forward revenue multiples for the selected companies based on information it obtained from the management of Alder, public filings and other data sources. With respect to each of the selected companies, Centerview calculated enterprise value (calculated as the market value of common equity (determined using the treasury stock method and taking into account outstanding In-the-Money Options, Company Warrants, Company RSUs, Company PSUs and other convertible securities), plus the book value of debt and certain liabilities less cash and cash equivalents) as a multiple of Wall Street research analyst consensus estimated revenues for calendar years 2021 and 2022 (which estimated revenues, in the case of Alder, were included in the Forecasts).

The results of this analysis are summarized as follows:

	Enterprise Value/Revenue Multiple*	Enterprise Value/Revenue Multiple
	2021E	2022E
75th Percentile	10.7x	5.3x
Median	6.6x	3.9x
25th Percentile	4.4x	2.1x

*	Selected companies with Enterprise Value / 2021 Revenue multiples of greater than 30x were excluded from these calculations as outliers.

Based on this analysis and other considerations that Centerview deemed relevant in its professional judgment and expertise, Centerview applied a range of (i) 4.0x to 10.0x of estimated 2021 revenue multiples derived from the selected companies, to Alder’s estimated calendar year 2021 revenue of $190 million under Management Case Forecasts (solely for purposes of the financial analyses summarized below, the term “Management Case Forecasts” refers to Case B of the Management Projections as described in the section entitled “— Certain Financial Projections”), and added to it Alder’s estimated net cash as of October 31, 2019, of $360 million, and divided the result by Alder’s fully-diluted Shares outstanding (which for purposes of Centerview’s analysis assumed Alder’s 2025 Notes are treated as equity at Share prices above $20.25), which resulted in an implied per share equity value range for the Shares of approximately $8.50 to $20.55, rounded to the nearest $0.05, and (ii) 2.0x to 4.0x of estimated 2022 revenue multiples derived from the selected companies, to Alder’s estimated calendar year 2022 revenue of $347 million under Management Case Forecasts, and added to it Alder’s estimated net cash as of October 31, 2019, of $360 million, and divided the result by Alder’s fully-diluted Shares outstanding (which for purposes of Centerview’s analysis assumed Alder’s 2025 Notes are treated as equity at Share prices above $20.25), which resulted in an implied per share equity value range for the Shares of approximately $7.70 to $15.50, rounded to the nearest $0.05. Centerview then compared this range to the illustrative assumed per Share merger consideration.

Selected Precedent Transactions Analysis

Centerview reviewed and analyzed certain information relating to selected transactions involving publicly traded biopharmaceutical companies that Centerview, based on its experience and judgment as a financial advisor, deemed relevant to consider in relation to Alder and the Transactions. These transactions were:

Date Announced	Target	Acquiror
05/16/16	Anacor Pharmaceuticals, Inc.	Pfizer Inc.
11/06/15	ZS Pharma, Inc.	AstraZeneca PLC
06/17/15	KYTHERA Biopharmaceuticals, Inc.	Allergan plc
03/30/15	Auspex Pharmaceuticals, Inc.	Teva Pharmaceutical Industries Ltd.
04/28/14	Furiex Pharmaceuticals Inc.	Forest Laboratories Inc.
02/22/11	Clinical Data Inc.	Forest Laboratories Inc.

No company or transaction used in this analysis is identical or directly comparable to Alder or the Transactions. The companies included in the selected transactions above were selected, among other reasons, because they have certain characteristics that, for the purposes of this analysis, may be considered similar to certain characteristics of Alder. The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of Alder and the companies included in the selected precedent transactions analysis. This analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the selected target companies and Alder.

Financial data for the precedent transactions were based on publicly available information at the time of the announcement of the relevant transactions that Centerview obtained from public filings, Wall Street research and other data sources. Using publicly available information, Centerview calculated, for each selected transaction, the transaction value (calculated as the offer value of common equity determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, RSUs, PSUs and other convertible securities, plus the book value of debt and certain liabilities less cash and cash equivalents and including the risk-adjusted present value of any contingent consideration) implied for each target company based on the consideration payable in the applicable selected transaction as a multiple of the target company’s forward revenue, comparable to Alder’s implied 2021 and implied 2022 forward projected revenue, following the transaction announcement (calendarized based on the target company’s PDUFA date or expected launch date at the time of the transaction announcement in order to be comparable to Alder’s 2021 and 2022 revenues).

The results of this analysis are summarized as follows:

	Transaction Value/Revenue Multiple	Transaction Value/Revenue Multiple
	Implied 2021E	Implied 2022E
75th Percentile	10.3x	6.3x
Median	8.8x	5.0x
25th Percentile	7.0x	4.6x

Based on this analysis and other considerations that Centerview deemed relevant in its professional judgment and expertise, Centerview applied a range of (i) 7.0x to 10.0x of implied 2021 forward revenue multiples derived from the selected precedent transactions, to Alder’s estimated calendar year 2021 revenue of $190 million under the Management Case Forecasts, and added to it Alder’s estimated net cash as of October 31, 2019, of $360 million, and divided the result by Alder’s fully-diluted Shares outstanding (which for purposes of Centerview’s analysis assumed Alder’s 2025 Notes are treated as equity and that additional Shares are issued as a result of the make-whole with respect to such notes), which resulted in an implied per share equity value range for the Shares of approximately $14.95 to $20.10, rounded to the nearest $0.05, and (ii) 4.5x to 7.0x of implied 2022 forward revenue multiples derived from the selected precedent transactions, to Alder’s estimated calendar year 2022 revenue of $347 million under the Management Case Forecasts, and added to it Alder’s estimated net cash as of October 31, 2019, of $360 million, and divided the result by Alder’s fully-diluted Shares outstanding (which for purposes of Centerview’s analysis assumed the 2025 Notes are treated as equity and that additional Shares are issued as a result of the make-whole with respect to such notes) which resulted in an implied per share equity value range for the Shares of approximately $17.05 to $24.65, rounded to the nearest $0.05. Centerview then compared this range to the illustrative assumed per Share merger consideration.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of Alder based on the Management Case Forecasts, which reflect different assumptions and future financing needs of Alder. See “— Certain Financial Projections.” A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

Centerview derived the forecasted fully-taxed unlevered free cash flows of Alder, calculated based on EBIT during the period beginning on October 31, 2019, and ending on December 31, 2037 (which estimated EBIT are included in the Management Case Forecasts), and a cash tax rate of 21% after full utilization of federal net operating losses and credits (as set forth in the Management Case Forecasts), and an implied terminal value of Alder, assuming that Alder’s unlevered free cash flows would decline in perpetuity after December 31, 2037, at a rate of free cash flow decline year-over-year of 80.0%.

The unlevered free cash flows were then discounted to present values using a range of discount rates from 11.0% to 13.0% using a mid-year convention. This range of discount rates was based on Centerview’s analysis of Alder’s weighted average cost of capital. In performing its discounted cash flow analysis, Centerview adjusted for (i) net present value of tax savings from usage of estimated federal net operating losses and R&D tax credits, as set forth in the Management Case Forecasts, of $160 million, (ii) estimated net cash of $360 million as of October 31, 2019, and (iii) an assumed $175 million equity raise in 2020 at $10.00 per Share, as set forth in the Management Case Forecasts, and the present value of the estimated costs associated with such equity raise set forth in the Management Case Forecasts. See “— Certain Financial Projections.” Centerview then divided the results of each of the foregoing calculations by Alder’s fully-diluted Shares outstanding, taking into account the expected dilution associated with the assumed equity raise.

This analysis resulted in the implied per Share equity value range for Alder’s Shares, rounded to the nearest $0.05, of $18.55 to $21.50. Centerview then compared this range to the illustrative assumed per Share merger consideration.

Other Factors

Centerview noted for the Alder Board certain additional factors solely for informational purposes, including, among other things, the following:

•

Historical closing trading prices of the Shares during the 52-week period ended September 13, 2019 (the last trading day before the public announcement of the Transactions), which reflected low and high stock closing prices for Alder during such period of approximately $8.59 to $18.20 per Share.

•	Stock price targets for the Shares in publicly available Wall Street research analyst reports, which indicated low and high stock price targets for Alder ranging from $9.00 to $36.00 per Share.

•

An analysis of premiums paid in the selected transactions involving publicly traded biopharmaceutical companies, as set forth above in “— Opinion of Alder’s Financial Advisor — Summary of Centerview’s Financial Analysis — Selected Precedent Transactions Analysis,” for which premium data were available. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to (i) the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction and (ii) the volume weighted average trading price of the target company’s common stock for the 30 days prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Centerview applied a range of 40% to 85% to Alder’s closing stock price on September 13, 2019 (the last trading day before the public announcement of the Transactions), of $10.06, which resulted in an implied price range of approximately $14.10 to $18.60 per Share. Centerview applied a range of 40% to 85% to Alder’s volume weighted average trading price during the 30-day period ended September 13, 2019 (the last trading day before the public announcement of the Transactions), of $9.08, which resulted in an implied price range of approximately $12.70 to $16.80 per Share.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Alder Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Alder Board or Alder management with respect to the Closing Price and the Merger Consideration or as to whether the Alder Board would have been willing to determine that a different consideration was fair. The consideration for the Transactions was determined through arm’s-length negotiations between Alder and Lundbeck and was approved by the Alder Board. Centerview provided advice to Alder during these negotiations. Centerview did not, however recommend any specific amount of consideration to Alder or the Alder Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two (2) years prior to the date of its written opinion, except for Centerview’s current engagement, Centerview had not been engaged to provide financial advisory or other services to Alder, and Centerview did not receive compensation from Alder during such period. In the two (2) years prior to the date of its written opinion, Centerview was not engaged to provide financial advisory or other services to Lundbeck, Payor or Purchaser, and Centerview did not receive compensation from Lundbeck, Payor or Purchaser during such period. Centerview may provide financial advisory and other services to or with respect to Alder or Lundbeck or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Alder, Lundbeck, or any of their respective affiliates, or any other party that may be involved in the Transactions.

The Alder Board selected Centerview as its financial advisor in connection with the Transactions based on Centerview’s reputation and experience. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Centerview’s services as the financial advisor to the Alder Board, Alder has agreed to pay Centerview an aggregate fee of $35 million, $3 million of which was payable upon the rendering of Centerview’s opinion and $32 million of which is payable contingent upon the consummation of the Transactions. In addition, Alder has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Alder has retained Centerview to act as its financial advisor in connection with the Offer and the Merger. Alder has agreed to pay Centerview an aggregate fee, currently estimated to be approximately $35 million, for its services as financial advisor to Alder in connection with the Offer and the Merger. Alder has agreed to pay Centerview an opinion fee of $3 million (the “Opinion Fee”), which was payable upon the rendering of Centerview’s opinion and a transaction fee of approximately $35 million, less the Opinion Fee, which is payable contingent upon the consummation of the Transactions. In addition, subject to certain limitations, Centerview will be reimbursed for reasonable out-of-pocket expenses, including fees of outside legal counsel, incurred in connection with its engagement. In addition, Alder has agreed to indemnify Centerview, any controlling person of Centerview and its directors, officers, employees and controlling persons against specified liabilities.

Additional information pertaining to the retention of Centerview by Alder under the heading “Item 4. The Solicitation or Recommendation — Opinion of Alder’s Financial Advisor” is hereby incorporated by reference in this Item 5.

Neither Alder nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Alder’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Alder, for which services no additional compensation will be paid.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Other than the transactions set forth in Annex II to this Schedule 14D-9 and (i) the scheduled vesting of Company RSUs and Company PSUs and issuances by Alder with respect thereto, (ii) the scheduled vesting of Company Options and (iii) the grant of Company Options, Company RSUs and Company PSUs in the ordinary course, no transactions with respect to Shares have been effected by Alder or, to the knowledge of Alder after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the sixty (60) days prior to the date of this Schedule 14D-9.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, Alder is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer or other acquisition of Alder’s securities by Alder or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Alder;

•	any purchase, sale or transfer of a material amount of assets of Alder; or

•	any material change in the present dividend rate or policy or indebtedness or capitalization of Alder.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Alder Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements Between Alder and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.

Golden Parachute Compensation

Information Regarding Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise related to the Offer and the Merger for each of our executive officers who are designated as “named executive officers” in the Definitive Proxy Statement filed on April 30, 2019. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the Merger-related compensation that will or may be payable to our named executive officers. The amounts set forth in the table below are based on multiple assumptions that may or may not actually prove correct, including assumptions described in this Schedule 14D-9 and in the footnotes to the table below. As a result, the actual amounts, if any, to be received by a named executive officer in connection with the Merger may differ materially from the amounts set forth below.

The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits that each of Alder’s named executive officers would receive, assuming that (i) the Effective Time occurs on October 31, 2019 (which is the assumed date solely for purposes of this golden parachute compensation disclosure); (ii) each of Alder’s named executive officers experiences a qualifying termination of employment at the Effective Time; (iii) the unvested Company Options, Company RSUs and Company PSUs outstanding as of September 16, 2019, will be cancelled in exchange for a cash payment equal to $18.00 per share and a corresponding CVR cash payment (or corresponding phantom CVR cash payment in respect of Out of the Money Options) equal to $2.00, which is the maximum amount payable under each CVR (or phantom CVR); (iv) no named executive officer receives any additional equity grants or retention awards on or prior to the Effective Time; and (v) no named executive officer enters into any new agreement with Alder or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits.

Golden Parachute Compensation

Name(1)	Cash ($)(2)	Equity ($)(3)	Pension/NQDC ($)	Perquisites/ Benefits ($)(4)	Tax Reimbursement ($)(5)	Total ($)
Robert W. Azelby	2,394,000	5,942,500	—	50,048	—	8,386,548
Paul B. Cleveland	—	202,275	—	—	—	202,275
Randall C. Schatzman	—	—	—	—	—	—
Carlos Campoy	1,025,000	2,295,000	—	26,555	—	3,346,555
Larry K. Benedict	—	—	—	—	—	—
Erin M. Lavelle	1,028,000	2,189,618	—	37,536	—	3,255,145
Elisabeth A. Sandoval	—	—	—	—	—	—
James B. Bucher	1,039,013	2,042,042	—	37,536	—	3,118,591

(1)

Under relevant SEC rules, Alder is required to provide information in this table with respect to Alder’s named executive officers, who are generally the individuals whose compensation was required to be reported in the summary compensation table of our most recent proxy statement. While disclosure was required with respect to Messrs. Cleveland, Schatzman and Benedict and Ms. Sandoval, these individuals are no longer employed at Alder as of the date of this Schedule 14D-9 and will not receive any compensation based on or otherwise related to the transactions contemplated by the Merger Agreement, other than Mr. Cleveland, who currently services as a member of the Alder Board and holds unvested equity awards.

(2)

The amounts in this column represent the cash severance payments that would be payable to each named executive officer upon a qualifying termination under the Severance Plan, as amended and the 2019 Annual Bonus based on the target level of performance. The cash severance payments, which are conditioned upon the named executive officer’s compliance with non-competition covenants, will be made in an amount equal to the product of (i) eighteen (18) months (or twenty-four (24) months for Mr. Azelby) and (ii) the sum of the applicable executive’s monthly base salary and monthly target bonus. The amounts in this column attributable to the cash severance payments are considered “double-trigger” (i.e., such amounts are payable upon a qualifying termination of employment following the Effective Time) as they will only be payable in the event of a qualifying termination of employment following the Effective Time. The amounts in this column attributable to the 2019 Annual Bonus are considered “single-trigger” (i.e., such amounts are payable upon the Effective Time) as the 2019 Annual Bonus is payable prior to the Offer Acceptance Time (assuming payment at the target level of performance). For additional disclosure related to the amounts disclosed in this column, see the sections above titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements Between Alder and its Executive Officers, Directors and Affiliates —

Severance Plan” and “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements Between Alder and its Executive Officers, Directors and Affiliates — 2019 Annual Bonus.” The following table breaks down the amounts in this column by types of payment:

Name	Cash Severance Payment	2019 Annual Bonus
Robert W. Azelby	$2,016,000	$378,000
Carlos Campoy	$861,000	$164,000
Erin M. Lavelle	$863,520	$164,480
James B. Bucher	$872,771	$166,242

(3)

The amounts in this column represent the estimated pre-tax amounts payable to each named executive officer in cancellation of unvested Company Options, Company RSUs, Company PSUs and the maximum amount payable under corresponding CVRs held by such named executive officer at the Effective Time. The value of such Company Options is calculated by multiplying the excess of $18.00 over the exercise price per Share under such Company Option by the number of Shares subject to such Company Option, the value of the Company RSUs is calculated by multiplying the number of Shares subject to such Company RSU by $18.00, the value of the Company PSUs is calculated by multiplying the number of Shares subject to such Company PSU (determined at the maximum level of performance) by $18.00, and the value of the corresponding CVRs (or phantom CVRs in respect of Out of the Money Options) is calculated by multiplying the number of CVRs (or phantom CVRs) corresponding to the corresponding Company Options, Company RSUs and Company PSUs (determined at the maximum level of performance) by $2.00. The amounts in this column are considered “single-trigger.” The following table breaks down the amounts in this column by types of Company equity award:

Name	Unvested Company Options	Company RSUs	Company PSUs	Corresponding CVRs or Phantom CVRs
Robert W. Azelby	$3,257,500	$270,000	—	$2,415,000
Paul B. Cleveland	$157,275	—	—	$45,000
Carlos Campoy	$1,755,000	—	—	$540,000
Erin M. Lavelle	$1,268,438	—	$210,312	$710,868
James B. Bucher	$1,198,622	—	$281,142	$562,278

(4)

The amounts in this column represent the estimated value of Company-paid COBRA premiums for eighteen (18) months (twenty-four (24) months for Mr. Azelby). The amounts in this column are considered “double-trigger” as they will only be payable in the event of a qualifying termination of employment following the Effective Time.

(5)

While Mr. Azelby could be entitled to receive a tax reimbursement payment, it is not presently expected that he will be subject to excise taxes in connection with the transaction. However, the actual amount of the excise tax reimbursement for Mr. Azelby, if any, will not be determinable until after the consummation of the Transactions. For additional disclosure related to the excise tax reimbursement disclosed in this column, see the section above titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements Between Alder and its Executive Officers, Directors and Affiliates — Excise Tax Reimbursement Arrangement.”

Contingent Value Rights Agreement

At or prior to Offer Acceptance Time, Lundbeck, Payor and a rights agent mutually acceptable to Lundbeck and Alder will enter into the CVR Agreement governing the terms of the CVRs to be received by Alder’s stockholders. Each holder will be entitled to one (1) CVR for each Share outstanding or underlying each of the In the Money Options, Company RSUs and Company PSUs, in each case, whether or not vested, and Class A-1 Convertible Preferred Stock, that (i) the Purchaser accepts for payment from such holder pursuant to the Offer or

(ii) is owned by or has been issued to such holder as of immediately prior to the Effective Time and is converted into the right to receive the Offer Price pursuant to the terms of the Merger Agreement. Each holder of the Company Warrant and the 2025 Notes, upon the exercise or conversion thereof, will become entitled to one (1) CVR for each underlying Share of the Company Warrant or 2025 Notes on an as converted basis, in the case of the 2025 Notes, solely to the extent that cash is not delivered to converting holders in lieu of the CVR. Each holder of Out of the Money Options with an exercise price below $20.00 will receive the right to a cash payment of $20.00 minus the exercise price. Any Out of the Money Options with an exercise price greater than or equal to $20.00 will be cancelled, and no consideration will be received therefor. The CVRs are not transferable except under certain limited circumstances, will not be evidenced by a certificate or other instrument and will not be registered or listed for trading. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Lundbeck, Purchaser, Payor, Alder or any of their affiliates.

Each CVR represents the right to receive the Milestone Payment upon the achievement of the first legally valid approval by the European Commission of a “marketing authorisation application” of any medicinal product for human use containing any Eptinezumab for the prevention, prophylaxis and/or palliation of migraine, which approval relies on the efficacy data and endpoints from the two concluded pivotal studies, PROMISE-1 and PROMISE-2 (the “Milestone”). Such payment will be made on or prior to the date that is twenty (20) business days following the achievement of the Milestone (the “Milestone Payment Date”).

There can be no assurance that the Milestone will be achieved prior to December 31, 2024, the expiration date of the CVR Agreement, and that the resulting payment will be required of Payor with respect to the Milestone.

The foregoing summary and description of the CVR Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Form of CVR Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Vote Required to Approve the Merger

The Alder Board has approved the Offer, the Merger, the Merger Agreement and other transactions contemplated in or by the Merger Agreement in accordance with the DGCL. If the Offer is consummated, Alder does not anticipate seeking the approval of Alder’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Alder, Lundbeck, Payor and Purchaser intend to effect the closing of the Merger without a vote of the stockholders of Alder in accordance with Section 251(h) of the DGCL.

Anti-Takeover Statutes

Delaware

Alder is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (defined generally to include a person who, together with such person’s affiliates and associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions and transactions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three (3) years following the date such person became an interested stockholder unless:

•

the transaction in which the stockholder became an interested stockholder or the business combination was approved by board of directors of the corporation before the other party to the business combination became an interested stockholder;

•

upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•

the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that the interested stockholder did not own.

Each of Lundbeck and Purchaser is not, nor at any time for the past three (3) years has been, an “interested stockholder” of Alder as defined in Section 203 of the DGCL. In addition, in accordance with the provisions of Section 203, the Alder Board has approved the Merger Agreement and the Transactions contemplated thereby, including the Offer and the Merger, as described in “Item 4. The Solicitation or Recommendation” above and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the Transactions.

Washington

The laws of Washington, where Alder’s principal executive office is located, impose additional restrictions on certain transactions between certain foreign corporations and significant stockholders. In particular, Section 23B.19 of the Washington Business Corporation Act, or WBCA, prohibits a “target corporation,” with certain exceptions, from engaging in certain “significant business transactions” with a person or group of persons who beneficially owns 10% or more of the voting securities of the target corporation, an “acquiring person,” for a period of five (5) years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the time of acquisition. Such prohibited transactions may include, among other things:

•	any merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

•	any termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares; and

•	allowing the acquiring person to receive any disproportionate benefit as a stockholder.

Alder may be considered a “target corporation” as its principal executive office is located in the state of Washington, and: (i) a majority of its employees are residents of the state of Washington; (ii) a majority of its tangible assets, measured by market value, are located in the state of Washington or it has more than $50 million worth of tangible assets located in the state of Washington; and (iii) any one of the following: (A) more than 10% of its stockholders of record are resident in the state of Washington; (B) more than 10% of its shares are owned of record by residents of the state of Washington; or (C) 1,000 or more of its stockholders of record are residents in the state of Washington.

Each of Lundbeck and Purchaser is not, nor at any time for the past five (5) years has been, an “acquiring person” of Alder as defined in Section 23B.19 of the WBCA. In addition, in accordance with the provisions of Section 23B.19, the Alder Board has approved the Merger Agreement and the Transactions contemplated thereby, including the Offer and the Merger, as described in “Item 4. The Solicitation or Recommendation” above and, therefore, the restrictions of Section 23B.19 are inapplicable to the Offer, the Merger and the Transactions.

Appraisal Rights

No appraisal rights are available to stockholders of Alder in connection with the Offer. However, if the Offer is completed and the Merger is consummated, the holders of record of Shares immediately prior to the

Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares in accordance with Section 262 of the DGCL, will be entitled to receive payment of the “fair value” of such Shares, together with a fair rate of interest, if any, as determined by the Delaware Court of Chancery.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex III and is incorporated by reference herein. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder of Shares” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. Under Delaware law, the procedures to properly demand and perfect appraisal rights must be carried out by, and in the name of, those registered as the holders of record of Shares. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, and who wishes to demand appraisal rights, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the Merger and the market value of such Shares. Stockholders should recognize that the value determined in an appraisal proceeding of the Delaware Court of Chancery could be higher or lower than, or the same as, the Merger Consideration. Moreover, Lundbeck and Alder may argue in an appraisal proceeding that, for purposes of such proceeding, the “fair value” of such Shares is less than the Merger Consideration.

Under Section 262 of the DGCL, if a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

Stockholders wishing to exercise the right to seek an appraisal of their Shares must do ALL of the following:

•

the stockholder must, within the later of the consummation of the Offer (which will occur at the date and time of the acceptance for payment of Shares pursuant to and subject to the conditions of the Offer) and twenty (20) days after the mailing of the Schedule 14D-9, deliver to Alder a written demand for appraisal of their Shares, which demand must reasonably inform Alder of the identity of the stockholder and that the stockholder is demanding appraisal;

•	the stockholder must not tender his, her or its Shares pursuant to the Offer; and

•	the stockholder must continuously hold the Shares from the date of making the demand through the Effective Time.

Any stockholder who sells Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive the Offer Price, subject to the terms and conditions of the Merger Agreement, as well as the Offer to Purchase and related Letter of Transmittal, as applicable.

Only a holder of record of Shares issued and outstanding immediately prior to the Effective Time may assert appraisal rights for the Shares registered in that holder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record. The demand should set forth, fully and correctly, the record stockholder’s name as it appears on the stock certificate(s). The demand must reasonably inform Alder of the identity of the stockholder and state that the stockholder intends to demand appraisal of his, her or its Shares.

If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by or on behalf of all joint owners. An authorized agent, including an agent of two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder, such as a broker who holds Shares as nominee for several beneficial owners, may exercise appraisal rights with respect to the Shares issued and outstanding immediately prior to the Effective Time held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, however, the written demand should set forth the number of Shares issued and outstanding immediately prior to the Effective Time as to which appraisal is sought, and where no number of Shares is expressly mentioned the demand will be presumed to cover all Shares that are held in the name of the record owner. STOCKHOLDERS WHO HOLD THEIR SHARES IN BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND WHO WISH TO EXERCISE APPRAISAL RIGHTS, SHOULD CONSULT WITH THEIR BROKERS TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE NOMINEE HOLDER TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BROKER OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT APPRAISAL RIGHTS. IF A STOCKHOLDER HOLDS HIS, HER OR ITS SHARES THROUGH A BROKER WHO IN TURN HOLDS THE STOCKHOLDER’S SHARES THROUGH A CENTRAL SECURITIES DEPOSITORY NOMINEE SUCH AS CEDE & CO., A DEMAND FOR APPRAISAL OF SUCH SHARES MUST BE MADE BY OR ON BEHALF OF THE DEPOSITORY NOMINEE AND MUST IDENTIFY THE DEPOSITORY NOMINEE AS RECORD HOLDER.

A stockholder who elects to exercise appraisal rights under Section 262 of the DGCL should mail or deliver a written demand for appraisal to:

Alder BioPharmaceuticals, Inc.

11804 North Creek Parkway South

Bothell, Washington 98011

Attn: General Counsel

If the Merger is consummated pursuant to Section 251(h) of the DGCL, within ten (10) days after the Effective Time, the Surviving Corporation must send an additional notice of the Effective Time to all of Alder’s stockholders who are entitled to appraisal rights and who have delivered a written demand for appraisal to Alder in accordance with Section 262 of the DGCL. Within one hundred twenty (120) days after the Effective Time, the Surviving Corporation or any stockholder who has complied with the requirements of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery, with a copy served upon the Surviving Corporation in the case of a petition filed by a stockholder, demanding a determination of the “fair value” of the Shares held by all dissenting stockholders. A person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file the petition described in the previous sentence. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so. If a petition for appraisal is not timely filed, all stockholders’ appraisal rights will cease.

Stockholders who desire to have their Shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

Within one hundred twenty (120) days after the Effective Time, any stockholder who has complied with the provisions of Section 262 of the DGCL to that point in time may receive from the Surviving Corporation, upon request given in writing (or by electronic transmission), a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which the Surviving Corporation has received demands for appraisal, and the aggregate number of holders of those Shares. A person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, request from the Surviving Corporation the statement described in the previous sentence. The Surviving Corporation must mail this statement to the stockholder within the later of ten (10) days of receipt of the request or ten (10) days after expiration of the period for delivery of demands for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is served on the Surviving Corporation, the Surviving Corporation will then be obligated, within twenty (20) days after receiving service of a copy of the petition, to file in the office of the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their Shares and with whom agreements as to the value of their Shares have not been reached by the Surviving Corporation. After notice to stockholders who demanded appraisal of their Shares as may be required by the Delaware Court of Chancery, the Delaware Court of Chancery will conduct a hearing upon the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to the appraisal rights provided thereby.

The Delaware Court of Chancery may require the stockholders demanding appraisal who hold certificated Shares to submit their stock certificates to the court for notation of the pendency of the appraisal proceedings. If any stockholder fails to comply with the court’s direction, the court may dismiss the proceeding as to that stockholder.

The Delaware Court of Chancery will thereafter determine the “fair value” of the Shares held by stockholders who have complied with Section 262 of the DGCL, exclusive of any element of value arising from the accomplishment or expectation of the Merger, but together with the interest, if any, to be paid on the amount determined to be “fair value.” Such interest rate shall accrue from the Effective Time through the date of payment of the judgment, compounded quarterly, and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge), unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining “fair value” in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that “fair value” is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” The Delaware Court of Chancery may determine the “fair value” of the Shares to be more than, less than or equal to the Merger Consideration that the stockholders would otherwise receive under the Merger Agreement. If no party files a petition for appraisal in a timely manner, then stockholders will lose the right to an appraisal, and will instead receive the Merger Consideration described in the Merger Agreement.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts), and those costs may be taxed upon the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal.

The “fair value” of the Shares as determined under Section 262 of the DGCL could be greater than, the same as or less than the Merger Consideration described in the Merger Agreement. An opinion of an investment banking firm as to the fairness, from a financial point of view, of the consideration payable in a merger is not an opinion as to, and does not in any manner address, “fair value” under Section 262 of the DGCL. No representation is made as to the outcome of the appraisal of “fair value” as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Merger Consideration.

Any stockholder who has duly demanded an appraisal in compliance with Section 262 of the DGCL may not, after the Effective Time, vote the Shares subject to the demand for any purpose or receive any dividends or other distributions on those Shares, except dividends or other distributions payable to holders of record of Shares as of a record date prior to the Effective Time.

If no petition for appraisal is filed within one hundred twenty (120) days after the Effective Time, or if a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party delivers a written withdrawal of the stockholder’s demand for appraisal and an acceptance of the terms offered in the Merger within sixty (60) days after the Effective Time, then the right of the stockholder to appraisal will cease. Any attempt to withdraw made more than sixty (60) days after the Effective Time will require the Surviving Corporation’s written approval, and no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and may be conditioned on such terms as the Delaware Court of Chancery deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the Merger Consideration offered pursuant to the Merger Agreement within sixty (60) days after the Effective Time. If the stockholder fails to perfect, successfully withdraws or loses the appraisal right, the stockholder’s Shares will be converted into the right to receive the Merger Consideration described in the Merger Agreement.

The foregoing summary of the rights of Alder’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by Alder’s stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex III to this Schedule 14D-9.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE OFFER PRICE DESCRIBED IN THE MERGER AGREEMENT FOR YOUR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DGCL, IF YOU ARE A HOLDER OF SHARES AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Alder, please see Alder’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on February 25, 2018, and its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed with the SEC on August 6, 2019.

Legal Proceedings

Lawsuits arising out of or relating to the Offer, the Merger or the Transactions may be filed in the future.

Regulatory Approvals

Antitrust in the United States

Under the HSR Act and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. Each of Lundbeck and Alder filed a Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on Friday, September 20, 2019. Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the initial waiting period for a tender offer of this type is thirty (30) days, and will expire at 11:59 p.m. Eastern Time on October 21, 2019. However, this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or lengthened if the acquiring person voluntarily withdraws and refiles to allow a second thirty (30)-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material, in which case the waiting period expires thirty (30) days after the date when the acquiring person has certified its substantial compliance with such request. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of Shares so acquired or divestiture of substantial assets of Lundbeck and/or Alder. Private parties and individual states of the United States may also bring legal actions under the antitrust laws of the United States. Lundbeck and Alder do not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result would be.

Foreign Regulatory Filings in Germany and Austria

Lundbeck engaged with the German Federal Cartel Office (the “FCO”) in a consultation procedure to confirm whether a filing is required under the German Act against Restraints of Competition, as amended. The FCO confirmed that a filing in Germany is not required.

After engaging with the Austrian Federal Competition Authority (the “FCA”), Lundbeck, in consultation with the FCA, has determined that a filing is required in Austria under the Austrian Cartel Act 2005, as amended. Lundbeck filed the acquisition of Shares pursuant to the Offer with the FCA on September 23, 2019. The acquisition of Shares pursuant to the Offer may not be consummated before the expiration of a four (4)-week review period after the date of filing, or upon a waiver by the FCA and the Austrian Federal Cartel Prosecutor (the “FCP”) of their right to file a motion with the Austrian Cartel Court to review the transactions. In the event the FCA or the FCP files a motion with the Austrian Cartel Court to review the Offer, the review period may be extended for up to five (5) additional months.

Based upon an examination of publicly available information and other information relating to the businesses in which Alder is engaged, Lundbeck and Alder believe that neither the purchase of Shares by Purchaser pursuant to the Offer nor the consummation of the Merger should result in a significant impediment to effective competition or creates or strengthens a dominant position in any relevant market pursuant to Austrian antitrust laws. Nevertheless, Lundbeck or Alder cannot be certain that the FCA or the Austrian Cartel Court will not raise objections to the Offer or the Merger on antitrust grounds, or, if such objections are raised, what the result will be. Although there is no assurance that the FCA will not raise objections to the Offer or the Merger on antitrust grounds or, if such objections are raised, what the result will be, we do not expect them to do so.

Alder is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the forgoing filings under the HSR Act and German and Austrian antitrust laws that would be required for Lundbeck’s or Purchaser’s acquisition or ownership of Shares.

Forward-Looking Statements

This Schedule 14D-9 contains forward-looking information related to Lundbeck, Alder and the proposed acquisition of Alder by Lundbeck that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this document and the accompanying exhibits include, among other things, statements about the potential benefits of the proposed acquisition, the anticipated contingent value right payment, anticipated royalties, earnings dilution and accretion, and growth, Lundbeck’s and Alder’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of Lundbeck and Alder, Alder’s product pipeline and portfolio assets, Alder’s ability to achieve certain milestones that trigger the contingent value right payment, the anticipated timing of closing of the proposed acquisition and expected plans for financing the proposed acquisition. Risks and uncertainties include, among other things, risks related to the satisfaction or waiver of the conditions to closing the proposed acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of Alder’s stockholders will tender their Shares in the tender offer and the possibility that the acquisition does not close; the possibility that competing offers may be made; risks related to obtaining the requisite consents to the acquisition, including, without limitation, the timing (including possible delays) and receipt of regulatory approvals from various governmental entities (including any conditions, limitations or restrictions placed on these approvals and the risk that one or more governmental entities may deny approval); risks related to the ability to realize the anticipated benefits of the proposed acquisition, including the possibility that the expected benefits and accretion from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business and operational relationships; negative effects of this announcement or the consummation of the proposed acquisition on the market price of Lundbeck’s common stock, Lundbeck’s credit ratings and/or Lundbeck’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including government-mandated price decreases of Lundbeck’s products; future business combinations or disposals; the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, as well as the possibility of unfavorable new clinical data and further analyses of existing clinical data; the risks and uncertainties relating to the manufacture and supply of Eptinezumab and other pipeline products; the uncertainty that the milestones for the CVR payment may not be achieved in the prescribed timeframe or at all; the risk that clinical trial data are subject to differing interpretations and assessments by regulatory authorities; whether regulatory authorities will be satisfied with the design of and results from Lundbeck’s and Alder’s clinical studies; whether and when drug applications may be filed in any jurisdictions for any potential indication for any of Lundbeck’s or Alder’s pipeline assets; whether and when any such applications may be approved by regulatory authorities, which will depend on myriad factors, including making a determination as to whether the product’s benefits outweigh its known risks and determination of the product’s efficacy and, if approved, whether any such products will be commercially successful; decisions by regulatory authorities impacting labeling, manufacturing processes, safety and/or other matters that could affect the availability or commercial potential of any such products; and competitive developments.

A further description of risks and uncertainties relating to Alder can be found in Alder’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, and in its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.alderbio.com.

These forward-looking statements are based on numerous assumptions and assessments made by Lundbeck and Alder in light of their respective experiences and perceptions of historical trends, current conditions, business strategies, operating environment, future developments and other factors they believe are appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this corporate release could cause Lundbeck’s plans with respect to Alder, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in the forward-looking statements in this Schedule 14D-9 are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this corporate release are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this corporate release.

Certain assumptions made by Lundbeck are required by Danish Securities Law for full disclosure of material corporate information. Some assumptions, including assumptions relating to sales associated with product that is prescribed for unapproved uses, are made considering past performances of other similar drugs for similar disease states or past performance of the same drug in other regions where the product is currently marketed. It is important to note that although physicians may, as part of their freedom to practice medicine in the U.S., prescribe approved drugs for any use they deem appropriate, including unapproved uses, at Lundbeck, promotion of unapproved uses is strictly prohibited.

ITEM 9. EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 23, 2019 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Summary Advertisement, as published in The New York Times on September 23, 2019 (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(1)(G)	Joint Press Release issued by H. Lundbeck A/S and Alder BioPharmaceuticals, Inc. on September 16, 2019 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Lundbeck and the Schedule 14D-9C filed by Alder with the SEC on September 16, 2019).

(a)(5)(A)	Opinion of Centerview Partners LLC, dated September 15, 2019 (included as Annex I to this Schedule 14D-9).

(a)(5)(B)	Presentation Slides issued by H. Lundbeck A/S on September 16, 2019 (incorporated herein by reference to Exhibit 99.2 to the Schedule TO-C filed by Lundbeck with the SEC on September 16, 2019).

(a)(5)(C)	Letter from President and CEO of H. Lundbeck A/S to Employees of Alder BioPharmaceuticals, Inc., dated September 16, 2019 (incorporated herein by reference to Exhibit 99.3 to the Schedule TO-C filed by Lundbeck with the SEC on September 16, 2019).

(a)(5)(D)	Social Media Posts from September 16, 2019 (incorporated herein by reference to Exhibit 99.4 to the Schedule TO-C filed by Lundbeck with the SEC on September 16, 2019).

(a)(5)(E)	Letter from Alder’s CEO to Alder’s employees on September 16, 2019 (incorporated herein by reference to Exhibit 99.2 to the Schedule 14D-9C filed by Alder with the SEC on September 16, 2019).

(a)(5)(F)	Letter from Lundbeck’s CEO to Alder’s employees on September 16, 2019 (incorporated herein by reference to Exhibit 99.3 to the Schedule 14D-9C filed by Alder with the SEC on September 16, 2019).

(a)(5)(G)	Form of letter sent to Alder’s newly hired employees on September 16, 2019 (incorporated herein by reference to Exhibit 99.4 to the Schedule 14D-9C filed by Alder with the SEC on September 16, 2019).

(a)(5)(H)	Form of letter sent to Alder’s job candidates on September 16, 2019 (incorporated herein by reference to Exhibit 99.5 to the Schedule 14D-9C filed by Alder with the SEC on September 16, 2019).

(a)(5)(I)	Alder employee Q&A issued on September 16, 2019 (incorporated herein by reference to Exhibit 99.6 to the Schedule 14D-9C filed by Alder with the SEC on September 16, 2019).

(a)(5)(J)	Infographic for Alder’s employees issued on September 16, 2019 (incorporated herein by reference to Exhibit 99.7 to the Schedule 14D-9C filed by Alder with the SEC on September 16, 2019).

Exhibit No.	Description

(a)(5)(K)	Form of letter sent to Alder’s vendors on September 16, 2019 (incorporated herein by reference to Exhibit 99.8 to the Schedule 14D-9C filed by Alder with the SEC on September 16, 2019).

(a)(5)(L)	Presentation for Alder employee town hall meeting on September 16, 2019 (incorporated herein by reference to Exhibit 99.9 to the Schedule 14D-9C filed by Alder with the SEC on September 16, 2019).

(a)(5)(M)	Form of email sent to analysts on September 16, 2019 (incorporated herein by reference to Exhibit 99.10 to the Schedule 14D-9C filed by Alder with the SEC on September 16, 2019).

(a)(5)(N)	Form of email sent to investors on September 16, 2019 (incorporated herein by reference to Exhibit 99.11 to the Schedule 14D-9C filed by Alder with the SEC on September 16, 2019).

(a)(5)(O)	Frequently Asked Questions sent to physicians and patient advocacy groups, first used on September 16, 2019 (incorporated herein by reference to Exhibit 99.12 to the Schedule 14D-9C filed by Alder with the SEC on September 16, 2019).

(a)(5)(P)	Form of letter sent to Alder’s physicians and patient advocacy groups on September 16, 2019 (incorporated herein by reference to Exhibit 99.13 to the Schedule 14D-9C filed by Alder with the SEC on September 16, 2019).

(a)(5)(Q)	Frequently Asked Questions sent to Alder’s manufacturing partners and suppliers, first used on September 16, 2019 (incorporated herein by reference to Exhibit 99.14 to the Schedule 14D-9C filed by Alder with the SEC on September 16, 2019).

(a)(5)(R)	Form of letter sent to Alder’s manufacturing partners and suppliers on September 16, 2019 (incorporated herein by reference to Exhibit 99.15 to the Schedule 14D-9C filed by Alder with the SEC on September 16, 2019).

(a)(5)(S)	Email sent to Alder consultants and temporary employees on September 16, 2019 (incorporated herein by reference to Exhibit 99.16 to the Schedule 14D-9C filed by Alder with the SEC on September 16, 2019).

(a)(5)(T)	Tweets from Alder, September 16, 2019 (incorporated herein by reference to Exhibit 99.17 to the Schedule 14D-9C filed by Alder with the SEC on September 16, 2019).

(a)(5)(U)	LinkedIn post from Alder, September 16, 2019 (incorporated herein by reference to Exhibit 99.18 to the Schedule 14D-9C filed by Alder with the SEC on September 16, 2019).

(e)(1)	Agreement and Plan of Merger, dated September 16, 2019, among Alder BioPharmaceuticals, Inc., H. Lundbeck A/S and Arlington Acquisition Sub Inc. (incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by Alder with the SEC on September 16, 2019).

(e)(2)	Form of Contingent Value Rights Agreement (incorporated herein by reference to Annex II to Exhibit 2.1 to the Form 8-K filed by Alder with the SEC on September 16, 2019).

(e)(3)	Tender and Support Agreement, dated September 16, among H. Lundbeck A/S, Violet Acquisition Corp. and certain stockholders of Alder BioPharmaceuticals, Inc. named therein (incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by Alder with the SEC on September 16, 2019).

(e)(4)	Nondisclosure Agreement, effective January 9, 2019, by and between Alder BioPharmaceuticals, Inc. and H. Lundbeck A/S (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO).

(e)(5)	Form of Indemnity Agreement between Alder BioPharmaceuticals, Inc. and its directors and officers (incorporated herein by reference to Exhibit 10.1 to the Form S-1 filed by Alder with the SEC on April 25, 2014).

Exhibit No.	Description

(e)(6)	2005 Stock Plan, as amended (incorporated herein by reference to Exhibit 10.2 to the Form S-1 filed by Alder with the SEC on March 19, 2014).

(e)(7)	Forms of Notice of Stock Option Grant, Stock Option Agreement and Exercise Notice and Restricted Stock Purchase Agreement for 2005 Stock Plan (incorporated herein by reference to Exhibit 10.3 to the Form S-1 filed by Alder with the SEC on March 19, 2014).

(e)(8)	2014 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the Form S-1 filed by Alder with the SEC on April 25, 2014).

(e)(9)	Form of Stock Option Grant Notice and Option Agreement for the 2014 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.5 to the Form S-1 filed by Alder with the SEC on April 25, 2014).

(e)(10)	Form of Amendment to Stock Option Grant Notice and Option Agreement for the 2014 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Form 10-Q filed by Alder with the SEC on August 7, 2018).

(e)(11)	Form of Stock Option Grant Notice and Option Agreement for the 2014 Equity Incentive Plan (For awards after June 14, 2018) (incorporated herein by reference to Exhibit 10.3 to the Form 10-Q filed by Alder with the SEC on August 7, 2018).

(e)(12)	Form of Restricted Stock Unit Award Grant Notice and Option Agreement (Time-Based Vesting) for the 2014 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the Form 10-Q filed by Alder with the SEC on August 7, 2018).

(e)(13)	Form of Restricted Stock Unit Award Grant Notice and Option Agreement (Performance-Based Vesting) for the 2014 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.5 to the Form 10-Q filed by Alder with the SEC on August 7, 2018).

(e)(14)	2018 Inducement Award Plan (incorporated herein by reference to Exhibit 10.6 to the Form 10-Q filed by Alder with the SEC on August 7, 2018).

(e)(15)	Form of Stock Option Grant Notice and Option Agreement (Time-Based Vesting) for the 2018 Inducement Award Plan (incorporated herein by reference to Exhibit 10.7 to the Form 10-Q filed by Alder with the SEC on August 7, 2018).

(e)(16)	Form of Stock Option Grant Notice and Option Agreement (Performance-Based Vesting) for the 2018 Inducement Award Plan (incorporated herein by reference to Exhibit 10.8 to the Form 10-Q filed by Alder with the SEC on August 7, 2018).

(e)(17)	2014 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 10.6 to the Form S-1 filed by Alder with the SEC on May 1, 2014).

(e)(18)	Amended and Restated Offer Letter by and between Alder BioPharmaceuticals, Inc. and Randall C Schatzman, PhD dated as of July 19, 2005 (incorporated herein by reference to Exhibit 10.16 to the Form S-1 filed by Alder with the SEC on March 19, 2014).

(e)(19)	Amendment to Amended and Restated Offer Letter by and between Alder BioPharmaceuticals, Inc. and Randall C Schatzman, PhD dated as of April 13, 2012 (incorporated herein by reference to Exhibit 10.17 to the Form S-1 filed by Alder with the SEC on March 19, 2014).

(e)(20)	Separation and Consulting Agreement between the Company and Randall C Schatzman dated March 26, 2018 (incorporated herein by reference to Exhibit 10.3 to the Form 10-Q filed by Alder with the SEC on May 8, 2018).

(e)(21)	Amendment to Separation and Consulting Agreement with Randall C Schatzman, dated September 12, 2018 (incorporated herein by reference to Exhibit 10.1 to the Form 10-Q filed by Alder with the SEC on November 5, 2018).

Exhibit No.	Description

(e)(22)	Amended and Restated Offer Letter by and between Alder BioPharmaceuticals, Inc. and Jeffrey TL Smith, MD, FRCP, dated as of July 19, 2005 (incorporated herein by reference to Exhibit 10.22 to the Form S-1 filed by Alder with the SEC on March 19, 2014).

(e)(23)	Amendment to Amended and Restated Offer Letter by and between Alder BioPharmaceuticals, Inc. and Jeffrey TL Smith, MD, FRCP, dated as of April 13, 2012 (incorporated herein by reference to Exhibit 10.23 to the Form S-1 filed by Alder with the SEC on March 19, 2014).

(e)(24)	Offer Letter by and between Alder BioPharmaceuticals, Inc. and Elisabeth A Sandoval, dated as of July 26, 2016 (incorporated herein by reference to Exhibit 10.25 to the Form 10-K filed by Alder with the SEC on February 23, 2017).

(e)(25)	Amendment to Offer Letter between Alder BioPharmaceuticals, Inc. and Elisabeth A Sandoval, dated January 2, 2018 (incorporated herein by reference to Exhibit 10.27 to the Form 10-K filed by Alder with the SEC on February 26, 2018).

(e)(26)	Transition Agreement between Alder BioPharmaceuticals, Inc. and Elisabeth A Sandoval, dated November 2, 2018 (incorporated herein by reference to Exhibit 10.26 to the Form 10-K filed by Alder with the SEC on February 25, 2019).

(e)(27)	Offer Letter between Alder BioPharmaceuticals, Inc. and Erin Lavelle dated March 17, 2018 (incorporated herein by reference to Exhibit 10.5 to the Form 10-Q filed by Alder with the SEC on May 8, 2018).

(e)(28)	Offer Letter between Alder BioPharmaceuticals, Inc. and Paul B Cleveland dated March 18, 2018 (incorporated herein by reference to Exhibit 10.4 to the Form 10-Q filed by Alder with the SEC on May 8, 2018).

(e)(29)	Offer Letter between Alder BioPharmaceuticals, Inc. and Robert W Azelby dated June 4, 2018 (incorporated herein by reference to Exhibit 10.1 to the Form 10-Q filed by Alder with the SEC on August 7, 2018).

(e)(30)	Offer Letter between Alder BioPharmaceuticals, Inc. and Carlos E Campoy dated December 4, 2018 (incorporated herein by reference to Exhibit 10.30 to the Form 10-K filed by Alder with the SEC on February 25, 2019).

(e)(31)	Amendment to Offer Letter between Alder BioPharmaceuticals, Inc. and Carlos E Campoy dated February 7, 2019 (incorporated herein by reference to Exhibit 10.31 to the Form 10-K filed by Alder with the SEC on February 25, 2019).

(e)(32)	Offer Letter between Alder BioPharmaceuticals, Inc. and Nadia Dac dated March 11, 2019.*

(e)(33)	Offer Letter between Alder BioPharmaceuticals, Inc. and Paul Streck dated December 19, 2018.*

(e)(34)	Amended and Restated Executive Severance Benefit Plan (incorporated herein by reference to Exhibit 10.7 to the Form 10-K filed by Alder with the SEC on February 23, 2017).

(e)(35)	Compensation Information for Non-Employee Directors (incorporated herein by reference to Exhibit 10.1 to the Form 10-Q filed by Alder with the SEC on November 5, 2015).

(e)(36)	Compensation Information for Non-Employee Directors (incorporated herein by reference to Exhibit 10.4 to the Form 10-Q filed by Alder with the SEC on May 2, 2019).

(e)(37)	2018 Inducement Award Plan, as Amended and Restated (incorporated herein by reference to Exhibit 10.1 to the Form 10-Q filed by Alder with the SEC on August 6, 2019).

(e)(38)	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement for the 2018 Inducement Award Plan (incorporated herein by reference to Exhibit 10.2 to the Form 10-Q filed by Alder with the SEC on August 6, 2019).

Exhibit No.	Description

(e)(39)	Form of Stock Option Grant Notice and Option Agreement for the 2014 Equity Incentive Plan (for Annual Grants) (incorporated herein by reference to Exhibit 10.3 to the Form 10-Q filed by Alder with the SEC on August 6, 2019).

(e)(40)	Form of Stock Option Grant Notice and Option Agreement for the 2014 Equity Incentive Plan (for Initial Grants) (incorporated herein by reference to Exhibit 10.4 to the Form 10-Q filed by Alder with the SEC on August 6, 2019).

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 23, 2019

Alder BioPharmaceuticals, Inc.

By:	/s/ James B. Bucher
	Name:	James B. Bucher
	Title:	Executive Vice President and General Counsel

Annex I

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

September 15, 2019

The Board of Directors

Alder BioPharmaceuticals, Inc.

11804 North Creek Parkway South

Bothell, WA 98011

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) (other than Excluded Shares, as defined below), of Alder BioPharmaceuticals, Inc., a Delaware corporation (the “Company”), of the Consideration (as defined below) proposed to be paid to such holders pursuant to the Agreement and Plan of Merger, proposed to be entered into (the “Agreement”) by and among H. Lundbeck A/S, a Danish aktieselskab (“Parent”), Lundbeck LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Parent (“Payor”), Violet Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of Payor (“Merger Sub”), and the Company. The Agreement provides (i) for Merger Sub to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of (a) an amount in cash equal to $18.00 per Share (the “Per Share Cash Consideration”) net to the seller in cash without interest, and (b) one contractual contingent value right (a “CVR”), representing the right to receive the Milestone Payment (as such term is defined in the Contingent Value Rights Agreement in the form attached to the Agreement (the “CVR Agreement”)), at the time provided for in the CVR Agreement (the Per Share Cash Consideration, together (and not separately) with one CVR, the “Consideration”), for each Share accepted and (ii) that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Shares that are owned by Parent, Merger Sub, any other direct or indirect subsidiary of Parent or by the Company (or in the Company’s treasury) and (ii) Dissenting Shares (as defined in the Agreement) (the Shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of Parent, “Excluded Shares”)) will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction for purposes of undertaking a fairness evaluation with respect to the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

PHONE: (212) 380-2650    FAX: (212) 380-2651    WWW.CENTERVIEWPARTNERS.COM

N E W  Y O R K   •   L O N D O N   •   S A N  F R A N C I S C O   •   P A L O  A L T O   •   L O S  A N G E L E S

The Board of Directors

Alder BioPharmaceuticals, Inc.

September 15, 2019

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received compensation from the Company during such period. In the past two years, we have not been engaged to provide financial advisory or other services to Parent, Payor or Merger Sub, and we have not received compensation from Parent, Payor or Merger Sub during such period. We may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement, dated as of September 16, 2019 and the CVR Agreement annexed thereto (the “Draft Agreements”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2018, December 31, 2017 and December 31, 2016; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities, probabilities of success and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement and CVR Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreements reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the

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The Board of Directors

Alder BioPharmaceuticals, Inc.

September 15, 2019

effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement and the CVR Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement, the CVR Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, the form or terms of the CVR with respect to transferability, illiquidity or otherwise, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners LLC

CENTERVIEW PARTNERS LLC

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Annex II

Recent Transactions by Alder and Directors, Executive Officers, Affiliates and Subsidiaries of Alder

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price Per Share
Jeffrey T. L. Smith	Sept. 16, 2019	Exercise and conversion effected pursuant to an existing Rule 10b5-1 trading plan.	22,727	$4.455
Jeffrey T. L. Smith	Sept. 16, 2019	Exercise and conversion effected pursuant to an existing Rule 10b5-1 trading plan.	10,001	$3.465
Jeffrey T. L. Smith	Sept. 16, 2019	Sale effected pursuant to an existing Rule 10b5-1 trading plan.	32,728	$18.44	(1)

(1)	The price reported represents a weighted average price per share.

Annex III

Section 262 of the General Corporation Law of the State of Delaware

§ 262 Appraisal rights

(a)

Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)

Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

1.

Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

2.

Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

3.

In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

4.

In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)

Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:

1.

If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

2.

If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective

III-2

date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)

Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)

Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

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(g)

At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)

After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)

The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)

The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)

From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or

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other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)

The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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